Exhibit 99.2

VivoPower International PLC

International solar power company that develops, owns and operates solar projects in a capital efficient manner.

Provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia.

Partners with long-term investors, suppliers and developers to accelerate growth.

Nasdaq: VVPR

Highlights

Accomplishments

✓	Top-tier US solar developer with 1.8GW in development

✓	941 MW of projects progressed to advanced and construction stage

✓	Transition to new management team

✓	$3.4 million annual reduction in overhead run-rate

✓	Outperformance of Aevitas unit in Australia

✓	Strategic review initiated on 1.8 GW US solar portfolio

✓	Achieved full certification as a B Corporation

(USD in thousands, except per share data)	2018	2017 *
Revenue	33,647	32,250
Gross profit	5,123	27,273
Operating (loss)/profit	(7,595)	17,027
Adjusted EBITDA**	(3,201)	18,643
Basic earnings per share	(2.06)	0.81
Diluted earnings per share	(2.06)	0.81

* Comparative results are for the 14-month period ended 31 March 2017.

** Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortisation, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees. We believe that Adjusted EBITDA and Adjusted earnings per share provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-IFRS or generally accepted accounting principles in the United States (“GAAP”) financial measure to supplement their IFRS or GAAP results, as applicable.

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Chairman’s Statement

The fiscal year ended 31 March 2018 has proven to be a difficult one for VivoPower International PLC (“VivoPower” or the “Company”), due to a combination of external and internal factors. The key developments during FY2018 were as follows:

•

Consummated a joint venture with Innovative Solar Systems (ISS) for a qualified pipeline of solar projects totalling 1.8GW (DC) which made VivoPower one of the top-tier solar developers in the United States;

•

Consummated an Alliance Agreement with ReNu Energy Limited in Australia for the sale of solar assets below 5MW in size in Australia and closing the first deal under this agreement, being the sale of Amaroo School solar;

•

Change of senior leadership team, with the termination of Dr. Philip Comberg in October 2017, with Carl Weatherly White (formerly CFO) replacing him as CEO and the appointment of Art Russell as CFO in November 2017;

•	Initiation of legal action against former CEO, Dr Philip Comberg seeking US$27m of damages incurred during his period of leadership, following the discovery of a range of issues;

•

Failure to achieve FY2018 financial budget due to external and internal factors and despite a strong above budget performance from Aevitas Group Limited (“Aevitas”), the Australian power services subsidiary of VivoPower; and

•	Appointment of Cohn Resnick as corporate adviser to undertake a strategic review in December 2017, following various approaches in relation to the 1.8GW ISS portfolio.

The key external factor that adversely affected VivoPower in FY2018 was President Donald Trump’s proposed introduction of tariffs on imported solar panels into the US. This was first flagged by Trump in early May 2017 but a recommendation was not made until late November 2017 and not sanctioned until January 2018. This effectively put a halt on the utility scale solar development industry in the United States for the FY2018 year as it created too much uncertainty and also triggered a sharp short-term increase in solar panel prices, hence increased development costs.

VivoPower made the difficult decision to focus on the long term and sacrifice short term financial budget targets, as rushing to develop in FY2018 would have adversely impacted project profitability whereas waiting for solar panel prices to resume their decline would yield greater profitability per project in the medium to long run. There is precedent for this occurring in the past, with President Obama’s solar panel tariffs of 2014 creating a similar short-term spike in solar panel prices. This lasted for less than 12 months and solar panel prices resumed their long-term decline shortly thereafter and the solar development industry flourished. We are already seeing the decline in solar panel prices resuming, aided by the recent announcement by China to stop subsidies for the domestic Chinese solar market. This is widely expected to see a glut of panels that will be released on to the market driving prices significantly lower over the next 12 – 24 months.

The key internal factor that had an adverse impact on VivoPower was leadership issues, that necessitated a change in CEO be made in October 2017. The Company’s new leadership team has had to spend a lot of time since then fixing a range of resultant operational issues across finance, accounting, IT, pipeline development and human resources, which has somewhat diluted the ability to focus on business development and growth opportunities. In addition, the Company has had to incur write-downs totalling $26 million due to legacy issues.

Reflecting back over the last 18 months since VivoPower was listed on NASDAQ, it does look like the company has experienced highs and lows that most companies would go through over a 10 to 20 year period. Following on from a profitable scaling up in FY2017, the last 12 months has necessitated a strategic pivot due to Trump policies, a change of leadership and a “clearing of the decks” with respect to non-core geographies, non-core assets as well as general overhead reduction, resulting in restructuring and impairment charges and an overall financial loss.

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Chairman’s Statement (continued)

VivoPower’s primary focus for the year ahead is to crystallise value from the 1.8GW US portfolio, which has attracted significant interest from a range of parties. The range of potential outcomes include co-development financing to outright portfolio sale. At the time of writing this, we have a range of qualified groups in due diligence. Furthermore, there will be a heightened focus on ensuring Aevitas fully realises the strong growth potential it has as a result of the New South Wales infrastructure boom as well as the solar boom in Australia. Aevitas has an all-time record forward order book of US$15 million, including a range of solar related opportunities.

Last but not least, it was pleasing that VivoPower was able to secure B Corporation status in May 2018. In order to achieve this, VivoPower had to pass a strict and detailed assessment of its governance processes, systems and people.

On behalf of the rest of the Board of Directors, I would like to take this opportunity to thank all of the VivoPower team, our partners, financiers, customers, suppliers and shareholders for their support and engagement during the period. Rest assured, the VivoPower team and board is committed to overcoming challenges and realizing value across the business units.

Kevin Chin

Chairman

18 July 2018

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Chief Executive’s Review

Over the past 12 months, the global solar power generation industry has continued its evolution, and now delivers the lowest cost of power in most global markets. Fueled by manufacturing efficiencies, technological innovation, and significant capital inflows, solar power has become accepted as a reliable, low-cost source of power by the world’s largest and most sophisticated utilities and industrial users of electricity. With the advent of commercially viable battery storage in the very near future, the adoption of solar power will continue to dominate new sources of power generation. According to Bloomberg New Energy Finance, over 6,000 GW of solar PV will be built globally through 2050 – almost half of all new electricity generation capacity in that period.

These powerful trends do not mean that increased deployment of solar power generation will be smooth. Solar power is disruptive to the business models of well capitalised incumbents, who have significant investments in potentially uneconomic assets. Some of these market participants are resistant to the changes posed by increased adoption of solar power. Political and regulatory support lags industry requirements, and in certain instances has created setbacks. In the context of the U.S. market, this includes the Section 201 solar tariff that was introduced by the Trump administration in January. In addition, the expectation for lower power prices has created a significant decline in the price at which new solar projects can sell power under long term contracts. Whether bilateral discussions or responding to open request for proposals, the market for selling power is highly competitive. Developers must focus on building the lowest cost projects to be successful.

In the face of these challenges, we strongly believe that opportunities to profit from the continued deployment of solar power offers unparalleled opportunities for companies that embrace resilience, tenacity and adaptability. With these attributes in mind, VivoPower has made a number of significant changes this year, both from a strategic and operational perspective.

Over the last six months, VivoPower has executed a strategic shift to prioritise solar development in the United States and Australia and to cease initiatives in Latin America, Europe and Asia. Importantly, the Company has determined that our previous strategy of acquiring developed solar projects from third-party developers for the sale to long term owners (the “build, transfer, operate” or “BTO” model) was no longer appropriate due to market changes as a result of the Trump tariff cuts and increasing competition for solar projects in the advanced stage of development. As a result, we have decided to focus resources on identified development opportunities, where we can progress projects to an advanced stage, with a view to capturing a greater share of development profit.

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Chief Executive’s Review (continued)

We also successfully transitioned our senior management and formed a lean and cohesive team that is focused on operational execution and delivery in the context of our new sharpened strategy. We developed key objectives, with precise and measurable priorities, and are determined to execute against our plan.

There are several key outcomes of our strategy that warrant highlighting below:

•	Streamlined focus on two key geographies for solar development:
-	USA: finance and deliver on the first projects from our development joint venture with Innovative Solar Systems (“ISS Joint Venture”);
-	Australia: drive revenue growth and margin expansion; capture opportunities in the booming solar power and battery storage market;

•	Eliminated $3.4 million in annualized recurring overhead costs through rationalisation of resources and exiting non-productive regional markets;

•	Realised non-core investments to release capital:
–	$11.6 million sale of non-strategic minority interests in North Carolina projects; and
–	$2.0 million in project sales in Australia

The sale of our non-controlling minority interests in two North Carolina projects, were executed at a 12.7x EBITDA multiple. This sale also allowed us to eliminate $0.6 million in annual overhead related to managing the projects. We incurred a non-cash charge in the carrying value of the assets, reflecting heightened uncertainty in the projected future value of the sale of electricity in the wholesale North Carolina market after the current power sale contracts expire in 2027. Predicting the future value of wholesale power so far in the future is difficult, and results in a wide range of possible asset values for asset-in-use valuations. It also reflects changes in the interest rate environment.

We also restructured our solar development team in Australia, with a change of leadership there also and the introduction of a more disciplined approach to development pipeline origination and qualification. This restructure however has resulted in a one-time impairment charge of $10.5 million as a result of a review of the historical development pipeline.

We have made strong progress during the year across our development portfolio in the United States, which has been conducted in a joint venture with our early stage development partner Innovative Solar Systems since April 2017. All of the projects have achieved significant development milestones and over half of the projects are now considered advanced stage. Depending on the outcome of several near term PPA discussions with potential counterparties, we are looking forward to beginning construction on projects later this year. Our development portfolio has also attracted significant inbound interest from potential development financing partners as well as from groups seeking to purchase all or part of the portfolio. This is in part due to the increasing pools of capital entering the solar development and asset ownership space – we are seeing new players enter the market each month. As a result, we engaged Cohn Resnick to run a strategic review process in relation to the portfolio so as to ascertain how we could best maximise value for shareholders. This is a priority focus for the VivoPower team in FY2019.

The other key priority is ensuring that Aevitas, our power services business in Australia that provides critical energy infrastructure solutions fully capitalizes on the NSW infrastructure boom in Australia as well as the solar installation boom. This involves continuing to drive growth in solar electrical services and commencing solar EPC (engineering, procurement and construction) work and introducing battery storage solutions.

We have also delivered on several qualitative achievements as part of our commitment to corporate social responsibility. We are proud that we have achieved B Corporation status. This achievement was the result of teamwork across the globe and is a strong testament to our culture and focus on achieving sustainable business practices. We have also delivered on our commitment to environmental responsibility, as evidenced by our project to re-deploy surplus equipment and lightly damaged solar panels, that would otherwise be bound for landfill, to offset 100% of the electricity costs for 100 low-income homeowners in South Carolina, USA.

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Chief Executive’s Review (continued)

To reorganize a business is not a simple task and is disruptive to our team and clients. We have had to aggressively re-architect our cost structure, and our team has made sacrifices and has demonstrated discipline and focus – for that I am grateful. Moving into fiscal 2019, I am confident that we can deliver on our operational and financial goals, anchored in our two strong markets. I would like to thank the team for their commitment to our priorities.

Carl Weatherley-White

Chief Executive Officer

18 July 2018

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Strategic Report

Principal Activities

VivoPower is an international solar power producer and energy storage company that develops, owns and operates photovoltaic (PV) solar projects in a capital efficient manner. VivoPower partners with long-term investors, suppliers and developers to accelerate the growth of its portfolio of solar projects. In addition, the Company provides critical energy infrastructure solutions to commercial and industrial customers throughout Australia through our power services business. VivoPower pursues business in two operating segments: (i) solar development activities focused on opportunities in the United States and Australia; and, (ii) power services via our wholly-owned subsidiary, Aevitas Group Limited, in Australia.

Solar Development – United States and Australia

We believe that a unique market opportunity exists in solar development as a result of three powerful trends: (i) an accelerating demand for solar power generation by energy users, fueled by continued declines in the Levelised Cost of Energy (“LCOE”), as well as the increasing Corporate Social Responsibility (“CSR”) requirements; (ii) continued reduction in the cost of developing, designing and constructing solar electrical generation facilities as well as commercial viability of new technologies such as battery storage; and, (iii) increased availability and reduced cost of institutional and corporate capital for solar projects.

Successful solar development requires an experienced team that can manage many work streams on a parallel path, from initially identifying attractive locations to completing on time and budget. This process involves achieving key milestones such as site control, permitting, interconnection and transmission, design and engineering, power marketing, equipment procurement and financing. We have the ability to identify attractive projects and the capacity to create value by controlling development and construction to ensure that projects are not only built on time and on budget but are also able to generate attractive returns to institutional investors.

Since long-term investors typically value projects on the basis of long term rates of return (IRR), the development profit that may be created by a developer is the difference between the cost to develop projects and the fair market value of such projects. We believe that successful project development results in a significantly lower cost basis than buying projects that are already developed.

With this approach, we believe that we can achieve attractive risk-adjusted returns in the current market, and we target a multiple of invested capital (“MOIC”) of approximately 1.75x - 2.00x. To achieve this return, we focus on managing capital in a disciplined manner during the early development stages and monetizing projects with lower cost capital once projects achieve an advanced stage.

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Strategic Report (continued)

Solar Development - Key Milestones

Early Stage

Early stage development is primarily focused on securing site control, data collection, community engagement, preliminary permitting, and offtake analysis. We consider site control to be achieved once we have obtained purchase or lease options, easements or other written rights of access to the land necessary for the construction and operation of the solar project. This stage requires very little capital deployment, and we seek to have a broad set of development projects that have different characteristics to minimise project concentration risks.

Mid-Stage

During the mid-stage development period, we pursue the following stringent set of development criteria:

•

Transmission Interconnection Study. Identification of a point of interconnection to the transmission or distribution system, obtained a queue position with the relevant electric system operator and commenced or completed a system impact study (or equivalent). A system impact study and its approval by the relevant transmission or distribution system operator is a prerequisite to the design and construction of the facilities that will interconnect the solar project with the transmission or distribution system.

•

Solar Insolation Estimate (PVsyst). Obtained a PVsyst solar report, the solar industry standard software report, which gathers solar insolation information and incorporates the characteristics and design of the proposed solar project to create an expected energy output for the project.

•

Environmental Impact Study and Permitting. Completion of an environmental impact study (or equivalent) as a prerequisite to obtaining the key permits necessary for the construction and operation of our project. Depending on the size and location of the project, we generally initiate the studies needed for an environmental impact study approximately 18 months prior to the anticipated construction start date and receive the material permits shortly before financing close and start of construction. To consider this milestone completed, we will have either finished an environmental impact study or received the material permits for the construction and operation of our solar project.

Advanced Stage

Once achieving mid-stage development criteria, a project is considered to be at an advanced stage, which indicates a high degree of confidence for successful completion. The most important goal of this stage is to obtain a revenue contract to sell power to a credit worthy counterparty, usually through a Power Purchase Agreement (PPA), which supports third-party financing. Long-term PPAs range from 10-25 years with creditworthy off takers, typically obtained by responding to requests for proposals or conducting bilateral negotiations with utility, commercial, industrial, municipal, or financial enterprises. In certain markets with liquid electricity trading, it is possible to enter into financial hedges to support a minimum price of power sold into such markets.

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Strategic Report (continued)

Construction Stage

After achieving advanced stage criteria, the definitive contracts between the project company, financing parties and the engineering, procurement, and construction (“EPC”) firm who will build the project may be executed, and the construction phase of the project may commence. During this stage, and once the definitive agreements have been executed, the construction of the project is carried out, so that the project can be commissioned and interconnected to the grid, achieving its commercial operations date (“COD”) under the PPA.

Operations Stage

Once achieving COD, the operational stage begins, and the project generates electricity and sells power. During this phase, VivoPower may provide ongoing services encompassing operations, maintenance and optimisation of these solar plants pursuant to long-term contracts. In addition, if a minority equity stake is retained, VivoPower may realise revenues from the sale of power.

Solar Development - Capital Planning

From a capital perspective, each phase of development requires a different level of capital commitment, which we manage carefully to minimise our risks and to maximise our returns, as follows:

●	Early stage development generally requires deployment of capital in an amount up to 2% of the eventual cost of building the project, and is typically funded by VivoPower’s corporate working capital;

●

Advanced stage development, which can be partly funded by co-development capital partners of VivoPower, generally requires deployment of capital in an amount up to 10% of the eventual cost of building the project;

●

Construction Stage development requires funding for 100% of the cost of building the project, which funding may be arranged and/or obtained by VivoPower from a variety of capital sources, including construction loans, tax equity investments, as well as construction equity investments, in an amount that depends on debt capacity of the project among other factors; and,

●	The Operations Stage requires no additional funding, although the construction stage financing may be refinanced with lower cost and longer-term debt, depending on market conditions.

Solar Development - United States

During the year ended 31 March 2017, the Company developed its first two major solar projects, both located in North Carolina, United States, known as NC-31 and NC-47 (together the “NC Projects”). VivoPower acquired 100% of these projects in mid-2016 and completed the development and construction of both projects by May 2017. Pursuant to our capital management strategy, we sold a majority stake in the projects to a third-party investor during the construction stage and completed a 100% sale to the investor subsequent to March 31, 2018.

In April 2017, we re-invested the development profit related to the NC Projects in the acquisition of a 50% interest in the ISS Joint Venture with an early-stage solar development company, Innovative Solar Systems, LLC, for a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts DC. Under the terms of the ISS Joint Venture, when each of the 38 projects achieve advanced stage, the Company has a right of first offer to purchase the project from the joint venture at a fixed price. VivoPower anticipates that this joint venture will provide the opportunity to generate significant revenues and profits for several years as the individual projects in the portfolio mature.

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Strategic Report (continued)

Over the last year, we completed many important development milestones, and the majority of the projects have reached an advanced stage. On June 12, 2018, we announce the first project to have reached construction stage, a 28 MW project in South Carolina. We expect the majority of projects to reach construction stage during FY 2019.

The following chart sets forth our solar projects in development and indicates the key development criteria that have been met.

US Solar Portfolio Development Milestones

Project	State	Capacity (MW)	Land Control	PVSyst	Environmental Impact Study	System Impact Study	Interconnection Executed	PPA Executed
FY2019 Solar Projects								
IS 211	WA	54	✓	✓	✓	✓		
IS 137	TX	27	✓	✓				
IS 75	TX	55	✓	✓				
IS 165	TX	62	✓	✓				
Subtotal		198						
FY2020 Solar Projects								
IS 145	TX	62	✓	✓				
IS 330	FL	41	✓	✓	✓			
IS 320	CO	41	✓	✓	✓	✓		
IS 168	FL	43	✓	✓	✓			
IS 144	TX	82	✓	✓				
IS 78	FL	75	✓	✓	✓	✓		
IS 86	GA	27	✓	✓	✓	✓		
IS 341	TX	27	✓	✓				
IS 83	GA	27	✓	✓	✓	✓		
IS 207	TX	83	✓	✓				
IS 239	CO	55	✓	✓	✓			
IS 305	TX	41	✓	✓				
IS 339	OK	69	✓	✓				
IS 111	GA	27	✓	✓	✓	✓		
IS 244	KS	34	✓	✓				
IS 107	TX	87	✓	✓				
IS 177	TX	34	✓	✓				
IS 90	GA	27	✓	✓	✓	✓		
IS 267	OK	41	✓	✓				
IS 195	TX	41	✓	✓				
IS 229	KS	69	✓	✓				
IS 84	SC	30	✓	✓	✓	✓		
Subtotal		1,066						
FY2021 Solar Projects								
IS 88	NM	87	✓	✓	✓			
IS 112	GA	20	✓	✓	✓	✓		
IS 307	TX	50	✓	✓	✓			
IS 76	SC	21	✓	✓	✓			
IS 291	KS	34	✓	✓				
IS 371	CO	86	✓	✓	✓			
IS 129	SC	26	✓	✓	✓			
IS 269	CO	55	✓	✓	✓			
IS 132	SC	26	✓	✓	✓			
IS 276	TX	50	✓	✓	✓			
IS 370	WA	74	✓	✓	✓			
Subtotal		528						
Total US Pipeline		1,793

Solar Development - Australia

In addition to the U.S. solar assets, VivoPower has developed and acquired a diverse portfolio of operating solar projects in Australia totaling 2,738 kilowatts across 81 sites in every Australian state and the Australian Capital Territory. VivoPower’s Australia projects are fully-contracted with high-quality commercial, municipal and non-profit customers under long-term power purchase agreements.

In May 2017, we entered into an alliance agreement with ReNu Energy Limited (ASX: RNE) of Australia, pursuant to which ReNu Energy has a right of first offer to acquire solar projects originated by VivoPower in Australia below 5 megawatts in size, in addition to which ReNu Energy will pay an annual alliance fee and up-front origination fees to us.

In February 2018, we completed the sale of the 600-kilowatt Amaroo Solar PV Project, the largest rooftop solar project in the Australian Capital Territory, to ReNu Energy for a total purchase price of $1.9 million. In December 2017, we announced a signed term sheet for the sale of an additional portfolio of five solar PV projects totaling approximately 340 kilowatts for a total purchase price of approximately $0.4 million.

VivoPower continues to opportunistically pursue attractive monetisation opportunities for its operating Australian assets, through both third-party sales as well as potential alternative methods, such as asset securitisation.

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Strategic Report (continued)

Importantly, we continue to develop and finance new solar projects throughout Australia, both individually and with experienced partners. In January 2018, VivoPower, in partnership with leading Australian solar installer Autonomous Energy, was appointed as a preferred supplier for solar power purchase agreements for the New South Wales state and local government, enabling government councils and other organisations to acquire solar goods and services from VivoPower. In February 2018, VivoPower signed a term sheet for the development of a portfolio of utility-scale solar projects in New South Wales, to total 50 megawatts or more, with an established Australian engineering partner. VivoPower is involved in discussions with numerous large corporate and municipal electricity off takers throughout Australia for the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects to help those customers meet their renewable energy procurement goals. In many cases, VivoPower is working with Aevitas for the design, engineering and construction of these new solar PV projects. Our relationship with Aevitas positions us favourably against competing solar developers in Australia who must contract with independent EPC firms for the construction of their solar projects.

Power Services

Through our wholly-owned Australian subsidiary, Aevitas Group Limited (“Aevitas”), we provide critical energy infrastructure generation and distribution solutions including the design, supply, installation and maintenance of power and control systems, with an increasing focus on solar, renewable energy, and energy efficiency. Aevitas has a large and diverse customer base in excess of 650 active commercial and industrial customers and is considered a trusted power adviser. Aevitas is located in the Hunter Valley and Newcastle region, which is the most densely populated industrial belt in Australia, and which has amongst the most expensive power prices in the country.

Aevitas was formed in 2013 through the acquisitions of J.A. Martin Pty Limited (“J.A. Martin”) and Kenshaw Electrical Pty Limited (“Kenshaw”) and was acquired by VivoPower in December 2016. Structural and cyclical factors have created a strong operating environment for Aevitas, particularly the strong growth in infrastructure investing and a recovery in the mining sector. VivoPower is seeing the benefits of the acquisition of Aevitas in terms of leveraging its longstanding relationships with an extensive base of commercial and industrial customers to originate behind-the-meter solar projects and convert these opportunities into development revenues.

The Australian solar generation market is demonstrating a strong growth profile; SERA Analytics predicts that investment in large-scale solar will increase to $2.0 billion in 2018. In addition, there is significant growth of behind the meter ground mount and roof-top solar installations as commercial, industrial and government entities respond to concerns about energy security and costs by embracing cheaper solar power solutions. Aevitas has recently completed the provision of electrical installation and services for two new solar farms (4.8 megawatts and 9.7 megawatts). It is now Clean Energy Council (CEC) approved to be able to complete the entire EPC process, not just the electrical component, and is very well positioned competitively to leverage the strong growth outlook for Australian solar.

A key market for Aevitas is the data centre sector and we are benefiting from this growth through our long-term relationship with one of Australia’s leading data centre companies, Canberra Data Centre (CDC). Kenshaw has been engaged by CDC since 2012 to install and maintain generators, a capability that we are leveraging with other data centres.

While maintaining and growing its core competency in power generation, Aevitas is working to extend its strategy to include battery storage solutions. Battery storage is rapidly becoming commercially viable and will shortly become a standard feature in both solar and other commercial applications.

Industry Overview

From an industry perspective, solar power is the world’s largest potential energy source and is the fastest-growing form of renewable energy. Between 2003 and 2017, cumulative installed solar capacity increased at an average annual growth rate of 43%, according to the International Energy Agency (“IEA”) [2018 Snapshot of Global Photovoltaic Markets] and the European Photovoltaic Industry Association (“EPIA”) [Global Market Outlook for Photovoltaics 2014-2018]. Yet, solar energy’s contribution to global energy generation remains insignificant, contributing less than 2% globally, even as panel costs have dropped more than 92% over the same period, according to BNEF [Q12018 Global PV Market Outlook].

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Strategic Report (continued)

As noted above, battery storage is rapidly becoming commercially viable and will shortly become a standard feature of our solar projects. VivoPower has incorporated battery storage options in many of our solar projects and as the cost curve continues to decline, this technology will become more prevalent. We believe that battery storage will help lower grid-wide peaks, smooth intraday variations and accelerate the reduction of fossil-fueled generation and replace it with cleaner emission-free renewable energy.

Our Current Markets

United States

The U.S. utility-scale electric fleet generated 4,014,804 thousand megawatt hours (“MWh”) of electricity in 2017 according to IEA data. Approximately 30.1% of this was generated from coal-fired power stations, with gas-fired power stations contributing approximately 31.7% of generation. FERC data for utility-scale generation plants of 1 megawatt or greater capacity shows that the U.S. had 1,186 gigawatts of installed generating capacity at the end of November 2017. Of this installed capacity, solar represented just 2.5%. However, FERC data shows that solar is the fastest growing utility-scale generation type, with the installed base of utility scale-solar plants of 1 megawatt or greater expanding at a compound average annual growth rate of 60% from 2010 to 2017.

U.S. Policy Initiatives to Encourage Solar

The U.S. has in place many incentives to encourage installation of renewable energy. The principal federal incentives as they relate to solar include:

•

Federal Investment Tax Credit (“ITC”): The ITC confers a tax credit of 30% of the eligible solar energy property basis at the time the solar generating facility is placed in service for tax purposes. The 30% ITC rate reduces in 2020 to 26%, 22% for 2021 and 10% for 2022 and years thereafter.

•

Modified Accelerated Cost Recovery System Depreciation (“MACRS”): MACRS allow an acceleration of eligible expenditure on solar energy property basis over a period of five years, notwithstanding that the economic life of a solar PV generation facility may be well over twenty-five years.

The principal state based solar incentives include:

•

Renewable Portfolio Standards (“RPS”): RPS are state based programs typically mandating electricity providers to produce or purchase a minimum level of renewable energy as part of their electricity sales mix. A total of 29 states and the District of Columbia presently have binding RPS in place.

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Strategic Report (continued)

•

A feature of many state based RPS programs is the use of Renewable Energy Credits (“RECs”) to provide a price signal to incentivise solar capacity installation. RECs enable an electricity provider who has insufficient renewable generation to meet their RPS obligation by buying credits.

•

Feed-in-Tariffs (“FIT”): Currently 6 states have FITs in place. Feed in tariffs typically apply to DG solar facilities connected to the distribution grid. They allow a solar facility owner to sell excess electricity produced back to the distribution grid. Solar FIT rates can vary depending on the time of day.

•

Net Metering: Net metering typically applies to DG solar facilities connected to the distribution grid. Net Metering allows a customer to net surplus production from their solar systems against their consumption of electricity from the grid.

Australia

Australia possesses some of the highest solar insolation in the world. According to the Australian Department of Industry, Innovation and Science, solar PV has been the most rapidly expanding renewable energy source in the country over the last ten years, growing by 59% per year on average. However, this was from a low base and solar remains a relatively small contributor to Australia’s energy mix. According to BNEF, in 2016 about 10.1 terawatt-hours of electricity was generated from solar PV technologies representing only 4.2% of Australia’s total electricity generation; Australia is still highly reliant on heavily polluting coal generation, contributing 154 terawatt-hours or 63% of total electricity generation in 2016 [BNEF Australia County Profile].

According to BNEF, Australia installed 1.2 gigawatts of solar PV in 2017 and reached a cumulative installed capacity of 7.1 gigawatts, the vast majority of which has historically come in the form of small-scale residential and commercial roof-top systems. BNEF projects solar capacity additions in 2018 and 2019 of 1.2 gigawatts and 2.7 gigawatts, respectively [BENF 2018 Australia Energy Market Outlook]. Unlike in the past, a significant proportion of this growth is expected to come from large, utility-scale solar PV installations, with 3.6 gigawatts of utility-scale capacity expected to be added between 2018 and 2019 compared to 2.4 gigawatts of small-scale projects over the same period.

Financial Results

During the year ended 31 March 2018, the Company and its subsidiaries (the “Group”) generated statutory revenue of $33.6 million, gross profit of $5.1 million, operating loss of $7.6 million, and net loss of $27.9 million. For the year ended 31 March 2017, the Group generated revenue of $32.3 million, gross profit of $27.2 million, operating profit of $17.3 million and net profit of $5.6 million.

Adjusted EBITDA for the year ended 31 March 2018 was a loss of $3.2 million, compared to a profit of $18.6 million in the previous period. Adjusted EBITDA is a non-IFRS financial measure. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortisation, impairment of assets, impairment of goodwill, and one-off non-recurring costs, including restructuring expenses, non-recurring remuneration and consulting fees.

The results of operations for the year ended 31 March 2018 were significantly influenced by a change in the mix of operations. In the prior year ended 31 March 2017, our operations were dominated by the completion of the Group’s first solar project, NC-31, and near completion of a second project, NC-47, both located in North Carolina, United States (together, the “NC Projects”). These NC Projects contributed $24.6 million to revenue and gross profit in fiscal year 2017. In addition, a $1.6 million preferred supplier agreement was recognised in revenue and gross profit during that year. Aevitas Group Limited (“Aevitas”) had been acquired only three months prior to 31 March 2017, and accordingly contributed a lesser amount of $5.6 million to revenue and $0.7 million to gross profit.

This is in contrast to the current year ended 31 March 2018, wherein $0.8 million was contributed to revenue and gross profit from the completion of the NC Projects and a full year of operation of Aevitas contributed $31.8 million of revenue and $4.3 million of gross profit. None of the 38 solar projects in the ISS Joint Venture achieved a construction stage of development during the year and accordingly did not contribute to profitability in the year ended 31 March 2018.

Page | 13

Strategic Report (continued)

The results of operations for the year ended 31 March 2018, reflect higher general and administrative costs, which included $2.4 million annualized effect of the Aevitas and VivoPower Australia acquisitions in the prior year (only three months of operations were included in the year ended 31 March 2017) and $3.1 million non-recurring remuneration costs and consulting fees. As a result of the strategic restructuring of our business, a number of employees and contractors were transitioned from the business and accordingly $1.5 million of remuneration expense in the year ended 31 March 2018 will be non-recurring. In addition, Arowana International Limited, VivoPower’s ultimate controlling party, re-charged $1.6 million of third-party consulting fees to the Company related to our solar development business. These services included international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017. These costs by their nature were one-time and are not expected to recur in the future.

The results of operations for the year ended 31 March 2018, also reflects $1.9 million of one-time restructuring costs required to re-align our solar development activities to focus on successful delivery of existing U.S. and Australian investments and legal fees related to the restructuring, as further described in note 7 to the financial statements.

The impairment of assets relates to the sale, subsequent to the year-end, of the Company’s 14.5% and 10.0% equity interests, respectively, in the NC-31 and NC-47 projects, the $11.4 million balance of which has been reflected as assets held for sale within current assets at March 31, 2018, as further described in note 8 to the financial statements. This non-cash charge in the carrying value of the assets, reflecting uncertainty in the projected future value of the sale of electricity in the wholesale North Carolina market after the current power sale contracts expire in 2027. Predicting the future value of wholesale power so far in the future is difficult, and results in a wide range of possible asset values for asset-in-use valuations. It also reflects changes in the interest rate environment.

The impairment of goodwill relates to goodwill acquired in the acquisition of VivoPower Australia as part of the Business Combination ($10.5 million) and the first-time consolidation of three Philippine-based controlled entities ($0.6 million), all as further discussed in note 13 to the financial statements.

Management analyses our business in three reportable segments: Solar Development, Power Services, and Corporate Office. Solar Development is the development, construction, financing and operation of solar power generating plants. Power Services is represented by Aevitas operating in Australia and its focus on the design, supply, installation and maintenance of power and control systems. Corporate Office is the Company’s corporate functions, including costs to maintain Nasdaq public company listing, comply with applicable reporting requirements of the U.S. Securities and Exchange Commission (“SEC”), and related investor relations and is located in the United Kingdom. The following are the results of operations for the years ended 31 March by reportable segment:

2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	1,840	31,807	-	33,647
Costs of sales	(1,042)	(27,482)	-	(28,524)
Gross profit	798	4,325	-	5,123
General and administrative expenses	(6,468)	(2,173)	(4,173)	(12,814)
Gain on sale of assets	1,143	213	-	1,356
Depreciation and amortisation	(19)	(1,233)	(8)	(1,260)
Operating (loss)/profit	(4,546)	1,132	(4,181)	(7,595)
Restructuring costs	(964)	(335)	(574)	(1,873)
Impairment of assets	(10,191)	-	-	(10,191)
Impairment of goodwill	(11,092)	-	-	(11,092)
Transaction costs	-	-	-	-
Finance expense – net	(400)	(1,283)	(1,703)	(3,386)
(Loss)/profit before taxation	(27,193)	(486)	(6,458)	(34,137)
Income tax expense	6,291	(85)	52	6,258
(Loss)/profit for the year	(20,902)	(571)	(6,406)	(27,879)

Page | 14

Strategic Report (continued)

2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	26,636	5,614	-	32,250
Costs of sales	(29)	(4,948)	-	(4,977)
Gross profit	26,607	666	-	27,273
General and administrative expenses	(4,544)	(598)	(4,453)	(9,595)
Gain on sale of assets	-	-	-	-
Depreciation and amortisation	(4)	(646)	(1)	(651)
Operating profit	22,059	(578)	(4,454)	17,027
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense - net	(174)	(363)	(52)	(589)
Profit/(loss) before taxation	21,885	(941)	(10,306)	10,638
Income tax expense	(6,078)	294	446	(5,338)
Profit/(loss) for the year	15,807	(647)	(9,860)	5,300

While overall revenue rose $1.4 million year-over-year from 2017 to 2018, the revenue in the current year was largely generated from a full twelve months of operation within the Power Services segment (Aevitas), which had a lower gross profit margin of 13.6% (2017: 11.9%) than Solar Development activities.

As discussed above, general and administrative expenses were higher by $2.4 million due to the annualized effect of the Aeviias and VivoPower Australia acquisition in the prior year (only three months of expense in the prior year) and $3.1 million of non-recurring remuneration costs and consulting fees.

Amortisation expense was higher in the Power Services business year-over-year due to a full year amortisation of intangible assets acquired as part of the Aevitas and VivoPower Australia acquisitions on 29 December 2016.

A gain on the sale of solar assets arose in the current year in the Australian business as the Amaroo solar project was sold to ReNu Energy under the terms of the Alliance Agreement and, as noted above and discussed in more detail below, while our results of operations were negatively impacted by a $1.9 million of one-time restructuring costs, $10.2 million impairment of assets and $11.1 million impairment of goodwill.

Financing costs increased year-over-year predominately due to the full year impact of the convertible loan notes and preferred share financing in Power Services (Aevitas) and the $19.0 million Arowana related party loan advanced in the prior year. In addition, $0.4 million of borrowing costs was incurred in the current year related to a $2.0 million short-term loan (“DEPCOM Loan”) provided by SolarTide, LLC, an affiliate of DEPCOM Power, an engineering, procurement, and construction firm that was involved in the development of the NC Projects.

As of 31 March 2018, the Group had net assets of $37.0 (2017: $64.6) million, with intangible assets, including goodwill of $36.4 (2017: $46.3) million and investments of $14.1 (2017: $18.1) million.

As of 31 March 2018, the Group’s current assets were $21.3 (2017: $30.8) million, which was comprised of $1.9 (2017: $11.0) million of cash and cash equivalents, $7.9 (2017: $19.8) million of trade and other receivables, and $11.4 (2017: nil) million of assets held for sale related to the NC Projects. Current liabilities were $20.6 (2017: $12.2) million, which resulted in a current asset-to-liability ratio of 1.03:1 (2017: 2.53:1) at year-end.

Cash used for the year was $9.0 (2017: cash generated $11.0) million, arising from cash generated by operating activities of $8.9 (2017: $6.3) million, cash used in investing activities of $16.6 (2017: $26.7) million, and cash used in financing activities of $1.3 (2017: cash generated $31.4) million. At 31 March 2018, the Group had cash reserves of $1.9 (2017: $11.0) million and debt of $22.3 (2017: $20.3) million, giving a net debt position of $20.4 (2017: $9.3) million.

Page | 15

Strategic Report (continued)

Investing activities in the current year were comprised of a $14.1 million investment in the ISS Joint Venture, $3.6 million investment in the NC Projects, purchase of $0.6 million of operating assets in Power Services (Aevitas) businesses, $0.6 million investment in a solar project in Australia, offset by $2.3 million proceeds on sale of assets, principally the sale of the Amaroo solar project. Of the total $14.1 million investment in the ISS Joint Venture, only $12.8 million was funded during the year ended March 31, 2018, with the remaining $1.3 million commitment recorded as a current liability in trade and other payables.

Financing activities included finance lease borrowings of $0.3 million, net of repayments, on motor vehicle assets in Power Services (Aevitas) businesses, $2.0 million proceeds of the DEPCOM Loan, and a $0.8 million short-term loan from Arowana, offset by finance expense of $3.4 million and repayment of bank loan on the sale of the Amaroo solar project.

Principal Risks and Uncertainties

VivoPower is exposed to a number of risks and uncertainties which could have a material impact on the Group’s long-term performance and could cause actual results to differ materially from historical and expected results.

Market risk

The Group’s financial performance is tied very closely to the business activity within both the renewable energy and the investment management sectors. Capital and project availability are identified as being key market risks.

Operational risk

VivoPower operates within local, and national, laws and regulations which from time to time may change.

Competitive risk

Having the ability to pay developers down-payments to secure pipeline is advantageous, but there is competition from parties pursuing similar transactions. VivoPower expects greater competition from other parties entering the sector with this capability.

People risk

Attraction and retention of key staff is essential to the continued success of the business. The Board recognises that the future success of the Group will depend to a substantial extent not only on the ability and experience of its senior management, but also on individuals and teams that support the projects. Staff are remunerated appropriately and employees are encouraged to develop their skills.

International risk

As the Group operates internationally, it is subject to the tax laws and regulations of several countries. In addition, conducting business on different continents presents logistical and management challenges whether related to local standards, business cultures or compliance. The Group takes careful steps to comply with all applicable tax and other laws, rules and regulations.

Financial risk

It is the Group’s policy to manage identifiable financial risks. The Group operates internationally and so has exposure to movements in exchange rates, in particular between the US Dollar, GB Pound and Australian Dollar. The Group ensures that it holds sufficient cash amounts to meet all working capital requirements.

For further discussion on financial risk refer to note 28 to the financial statements.

Employees

People are central to our business and the contribution of talented and motivated employees is vital to the continued success of the Group. The Group has a policy of keeping employees informed of, and engaged in, its business strategy through regular briefings and team meetings. Employee involvement at all levels is encouraged.

It is a policy of the Group to recruit, develop and promote people on merit and to treat everyone equally regardless of their race, ethnic origin or nationality, age, gender, sexual orientation, disability, religion or belief.

Page | 16

Strategic Report (continued)

The Group gives every consideration to applications for employment from disabled persons where the requirements of the position may be adequately covered by the abilities of the applicant concerned. In the event of members of staff becoming disabled, ways are examined to ensure that their employment with the Group continues and that the appropriate training is arranged. It is the policy of the Group to ensure that the training, career development and promotion of disabled employees should, as far as possible, be the same as that of other employees.

The table shows, as per required quoted company regulations, the number of staff of each sex employed at the Company and their level of seniority.

	Female	Male	Total
Directors	1	4	5
Senior Manager	5	21	26
Employees	16	143	159
Total	22	168	190

The Environment

The Group recognises the importance of environmental responsibility and believes that its direct activities have a positive impact on the environment as the Company facilitates greater use of renewable energy. Surplus equipment and lightly damaged solar panels used in projects, that would otherwise be bound for landfill, are being used to complete smaller projects to offset 100% of the electricity costs for 100 low-income homeowners in South Carolina, USA.

Communities

VivoPower has maintained an active program of community involvement and philanthropy, including programs with low income homeowners, military veterans, church organisations and schools. During the building of the 91 MW in North Carolina, VivoPower contributed funds to rebuild a local church and towards relief related to a major hurricane. Approximately 50% of our construction workers were military veterans, and we worked with the University of North Carolina (Pembroke) to assist job training and student tours.

In addition, we created an initiative for a low-income community solar farm, comprising 2 MW located on 10 acres of distressed urban brown field in Spartanburg, South Carolina. The project will use slightly damaged modules from our projects, along with donations from other solar projects in the region. These modules otherwise would have been sent to local landfills, but instead will produce solar power to feed into the utility grid. Electricity revenues will be used to make the project self-sustaining on an ongoing basis, and to offset 100% of the electricity needs for 100 very low-income homeowners through our partnership with Habitat for Humanity. This program was accepted into the 18-month US Department of Energy Sunshot program for low income solar.

The Strategic Report comprising pages 7 to 17 was approved by the Board and signed on its behalf by:

Kevin Chin

Chairman

18 July 2018

Page | 17

Directors’ Report

The Directors are pleased to present their report and the audited financial statements of VivoPower International PLC (“the Company”) and its subsidiary undertakings (together “the Group”) for the year ended 31 March 2018.

Directors

The Directors who held office during the period and up until the date of this report:

	Appointed	Resigned
Non-executive Directors
Kevin Chin	27 April 2016
Gary Hui	21 December 2016
Edward Hyams	02 November 2016
Peter Sermol	21 December 2016
Shimi Shah	28 December 2017

Executive Directors
Phillip Comberg, CEO	01 May 2016	04 October 2017
Carl Weatherley-White, CEO	04 October 2017	28 December 2017

Pursuant to Articles of the Company, the Directors are divided into three classes, as nearly equal in number as possible and designated as Class A, Class B and Class C. The initial term of Class A Director, Gary Hui, expired at the Company’s first annual general meeting in September 2017; he was re-elected for a further three-year term. The initial term of Class B Directors, consisting of Peter Sermol and Edward Hyams, will expire at the 2018 annual general meeting; and the initial term of the Class C Directors, consisting of Kevin Chin and Shimi Shah, will expire at the 2019 annual general meeting. At each annual general meeting thereafter, successors to the class of Directors whose term expires at that annual general meeting are elected for a term to expire at the third annual meeting following such election.

Accordingly, Peter Sermol and Edward Hyams retire by rotation of Class B Directors at the next Annual General Meeting; both have offered themselves for re-election to a further three-year term. Peter and Edward’s biographies are set out below. They both have a Non-Executive Directors Appointment Letter as described in the Director’s Remuneration Report on page 29. A resolution to reappoint Peter Sermol and Edward Hyams will be proposed at the forthcoming Annual General Meeting.

The Company maintains insurance cover for all Directors and officers of Group companies against liabilities which may be incurred by them while acting as Directors or officers of Group companies.

Details of Directors’ total remuneration are contained in the Directors’ Remuneration Report on page 29.

Details of the current Board of Directors and their relevant experience is provided below.

Kevin Chin

Kevin has extensive experience in “hands on” strategic and operational management having served as CEO, CFO and COO of various companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions and capital raisings as well as funds management, accounting, litigation support and valuations.

Kevin is the founder of Arowana & Co. (Arowana), a diversified investment group with operations across Australia, New Zealand and Southeast Asia. Arowana has listed companies on the Australian Stock Exchange and NASDAQ as well as unlisted companies. Arowana International Limited, listed on the Australian Stock Exchange is the largest shareholder in VivoPower. Kevin is primarily responsible for delivering annualised returns in excess of 30% to investors across Arowana’s investments since its formation in 2007.

Page | 18

Directors’ Report (continued)

Over his twenty-five year career, Kevin has held a number of strategic and operational leadership roles and was also previously with Lowy Family Group, J.P. Morgan, Ord Minnett, PwC and Deloitte. Kevin holds a Bachelor of Commerce degree from the University of New South Wales where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a lecturer in the Masters of Applied Finance programme.

Gary Hui

Gary has over twenty years of investment experience in the Asia Pacific region. He currently serves as the Chief Investment Officer for Arowana International Limited and the Arowana Australasian Value Opportunities Fund Limited.

Prior to this, he was with Indus Capital, a hedge fund founded by former Soros Fund Management Partners, where he was Managing Director and Chief Representative of Indus’ Singapore office. Prior to becoming a principal investor, Gary was an investment banker at J.P. Morgan in Australia and Hong Kong, where he advised clients across a broad range of industries.

Gary qualified as a Chartered Accountant and completed the Securities Institute of Australia (now FINSIA) program where he placed first nationally in Mergers & Acquisitions. He holds a Bachelor of Commerce degree from the University of New South Wales.

Edward Hyams

Edward has over forty years of experience in Power Engineering, Renewables and in Energy Efficiency as an Executive, Private Equity Partner and as a Non-Executive Director.

As a Partner at Englefield Capital, he co-led the Renewable Energy Fund, investing in Solar, Wind and Biomass developments in Europe. He joined Englefield having led the management team which Englefield and another PE firm backed to invest in Zephyr, the first structured financing of a portfolio of renewables assets in the UK.

Prior to Englefield, Edward held senior executive roles as CEO of BizzEnergy, Managing Director of Eastern Group PLC and Director of Engineering at Southern Electric Plc. Edward was a non-executive Director of the UK Energy Saving Trust following the electricity and gas privatisations in the early 1990’s. He re-joined the Trust as Non-Executive Chairman in 2005.

Edward is a Chartered Engineer, graduating with a degree in Electrical Engineering from Imperial College, London and holds a Diploma in Accounting and Finance from the Association of Certified Chartered Accountants. He has completed executive programs in finance at Harvard Business School and in strategy and organisation at Stanford.

Peter Sermol

Peter has over thirty years of experience in institutional finance. Peter is the co-founder of North Star Solar Ltd, a company focused on installing UK rooftop solar PV and battery storage which developed a model to install renewable technologies with energy savings repaying capex.

Prior to this, with his proven track record in trading distressed debt, Peter ran the Toronto office of Amstel Securities, a Dutch regulated brokerage firm for eight years. During this period Peter expanded the office to focus on uncovering and seeding uncorrelated investment opportunities. Taking a sector agnostic view, investments ranged from Latin American NPL’s, financing Canadian property developers, Australian non-conforming loans, US viatical life insurance policies, US non-prime auto loans. During this period, he also served as CEO of an online media distribution company.

Previously, Peter worked with specialist brokerage and advisory firms including Anca Capital Partners and Amstel as well as co-founding his own brokerage firm, Global Markets Ltd trading Asian Convertible Bonds and GDRs. Peter studied marine electronics at the Merchant Naval College, Greenhithe.

Page | 19

Directors’ Report (continued)

Shimi Shah

Shimi has been actively involved in investing and venture capital for over 20 years. Shimi is the Chairperson of Carousel Solutions, a technology and business advisory group, focusing on assisting companies navigate expansion into and out of the Middle East and Europe, build diversified businesses, appoint boards, and provide efficient technology solutions to mitigate security risk and increase productivity.

Shimi is also an active independent director and advisory board member. She is a board director of Bboxx, a $25 million revenue distributed energy business, chairs the leading kid’s club design company called Worldwide Kids Club, is part of the advisory committee for the Green Gateway Fund, a $250 million clean technology and sustainability fund and is on the advisory board of the North East Fund, a $200 million regional development fund. She also sits on the board of the Pay It Forward Foundation based in the US.

Prior to this, she was CEO at FORSA LLC, Managing Partner at Partnerships UK (PUK), Chief Investment Officer at Hanson Capital, and has worked at 3i and Citigroup. Shimi holds Masters in Management from Queens’ College Cambridge and Bachelor of Science degree from King’s College, London, in Management and Economics. She is an active member of the Young President’s Organisation (YPO) in Europe and Africa.

Legal Proceedings

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. Although we believe that the outcome of any such matters will not have a material adverse effect on our business, such outcomes are not ascertainable in advance and litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, damages or penalties and other factors.

On 26 February 2018, Philip Comberg, former Chief Executive Officer and former director of VivoPower, filed a claim in the High Court of Justice Queen’s Bench Division in the United Kingdom against VivoPower and a subsidiary, VivoPower International Services Limited (“VISL”). Subsequently, filed claim particulars stated that the claim is for declarations in respect of payments alleged to be due to Mr. Comberg, damages, restitution in relation to services allegedly rendered by Mr. Comberg, interest and costs. In particular, Mr. Comberg claims VISL committed a repudiatory breach of Mr. Comberg’s service agreement with VISL in connection with the termination of Mr. Comberg’s employment, and claims as damages amounts including £615,600 in unpaid amounts allegedly relating to the notice period under the service agreement, £540,000 relating to shares of stock in PLC that Mr. Comberg alleges were not delivered to him but were due, and, inter alia, amounts relating to bonuses alleged to be due, fees relating to services Mr. Comberg claims he provided, as well as interest and costs (collectively, the “Comberg Claims”).

On 9 April 2018, VivoPower and VISL filed a defense and counterclaims against Mr. Comberg. In the defense, VivoPower and VISL denied that a repudiatory breach was committed by VISL and denied the other Comberg Claims, and asserted that Mr. Comberg was terminated for cause and/or by the acceptance on the part of VISL of Mr. Comberg’s own repudiatory breach of Mr. Comberg’s service agreement. VivoPower and VISL also filed counterclaims against Mr. Comberg for damages in an amount of approximately $27 million plus certain amounts to be quantified. VivoPower and VISL alleged in the counterclaims that, inter alia, Mr. Comberg (i) failed properly to oversee financial accounting and reporting and to ensure that these functions were properly staffed for a NASDAQ listed company; (ii) misrepresented the cash resources of VivoPower and its subsidiaries to the VivoPower Board; (iii) failed adequately to manage investor communications and relationships; (iv) failed properly to manage the operations and functions of VivoPower’s Investment Committee; (v) mismanaged employment and personnel related matters and relations with the Board; (vi) failed to invest half of his 2017 bonus in shares of VivoPower despite agreeing with the Company he would do so (which agreement was a condition to receiving his bonus); (vii) breached the Group’s expenses policy; (viii) worked for another company while CEO of VivoPower, in breach of his services agreement; (ix) provided misleading and exaggerated information to VivoPower about his experience and past roles; and (x) failed to report his own wrongdoing in breach of his services agreement and fiduciary duties to VivoPower and VISL. VivoPower and VISL strongly believe in the merits of their litigation against Mr. Comberg and intend to continue a strong defense and pursuit of the foregoing counterclaims against Mr. Comberg.

Page | 20

Directors’ Report (continued)

Dividends

The Company has never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant.

Subsequent Events

On 25 May 2018, the Company sold its minority equity interests in two solar power projects in North Carolina, United States. Of the $11.4 million net expected proceeds on sale, $4.0 million was received as an advance payment, with the balance due upon final closing of the transaction, which occurred on 3 July 2018.

Going Concern

The financial statements have been prepared on a going concern basis, as directors believe the Company will be able to meet its liabilities as they fall due.

In the year ended 31 March 2018, $9.4 million of cash was generated from operations, principally due to collection of development fees receivable which were earned in the prior year. This cash flow was invested in new solar development projects ($18.0 million) none of which matured in the current year. The net result was a decrease in cash during the year of $9.0 million, leaving cash reserves of $1.9 million at 31 March 2018.

The subsequent event described above in this Directors’ Report was executed by the Company in order to provide additional liquidity to support both the solvency and growth of the business.

In addition, in the coming year the Company will continue the development of the 38 solar projects within the ISS Joint Venture portfolio in the United States, develop and sell solar projects in Australia, and continue to grow the increasingly profitable and cash generative power services businesses in Australia.

The directors have examined going concern against a detailed profit, working capital, and cash flow forecast to June 2019, which reflects the matters discussed in the foregoing paragraphs but does not reflect any additional share issuance, new debt facilities other than disclosed above, nor sale of assets other than in the ordinary course of business. Having reviewed the future plans and projections for the Company’s business and its current financial position, the directors are satisfied that the Company has adequate financial resources to continue to manage the business risks successfully and to remain in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the report and accounts.

Share Capital

As at 31 March 2018, there are 13,557,376 ordinary shares in issue. There were no new shares issued or repurchased during the year. At the Company’s Annual General Meeting in 2017, the directors were given authority to allot shares up to an aggregate nominal amount of $1,560.00.

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 per share for a total of $591,915.80, including commission. The shares are being held as treasury shares and are included in the total number of shares outstanding at 31 March 2018.

There are no specific restrictions on the transfer of shares in the Company, which is governed by the Articles of Association and prevailing legislation, nor is the Company aware of any agreements between holders of securities that may result in restrictions on the transfer of shares or that may result in restrictions on voting rights.

Page | 21

Directors’ Report (continued)

Articles of Association

The Company’s Articles of Association may only be amended by special resolution at a general meeting of shareholders.

Substantial Interests

As at 13 July 2018, the last practicable date before publication of this report, the Company has been notified of the following interests of 3% or more of its issued capital of 13,557,376 ordinary shares.

	Number of Shares	Percentage of Issued Capital
Arowana International Limited (1)	8,176,804	60.30%
The Panaga Group Trust	1,241,531	9.2%

(1)

Includes Arowana International Limited and its controlled entities including, Arowana Australasian Special Situations Fund 1 Pty Limited, Arowana Australasian VCMP 2, LP, Arowana Australasian Special Situations Partnership 1, LP, Arowana Energy Holdings Pty Ltd.

Statement of Directors Responsibilities

The directors are responsible for preparing the Annual Report and Accounts for the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for the financial period. Under that law they have elected to prepare the Group financial statements in accordance with International Financial Reporting Standards and applicable law and have elected to prepare the financial statements for Company under the same methodology.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

●	Select suitable accounting policies and then apply them consistently;

●	Make judgements and estimates that are reasonable and prudent;

●	For the Group financial statements, state whether they have been prepared in accordance with IFRS; and,

●

For the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This annual report and financial statements together with the Notice of Annual General Meeting and other information regarding the Group may be viewed on the Company’s website at www.vivopower.com.

Page | 22

Directors’ Report (continued)

Auditors

PKF-Littlejohn LLP has indicated its willingness to continue as auditor. In accordance with s489 of the Companies Act 2006, a resolution to re-appoint them as auditors for the ensuing year will be put to the members at the forthcoming Annual General Meeting.

The Directors who held office at the date of approval of this Directors’ Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company’s auditors are unaware; and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

The Directors' Report comprising pages 18 to 23 was approved by the Board and signed on its behalf by:

Kevin Chin

Chairman

18 July 2018

Page | 23

Corporate Governance

The Company’s shares have been listed on NASDAQ since 29 December 2016. The Board is accountable to the Company’s shareholders for good governance and this statement describes principles of corporate governance that have been applied by the Company.

The Directors believe that good corporate governance, involving risk appraisal and management, prudent decision-making, open communication and business efficiency, is important for the long-term benefit of the stakeholders in the Group.

Board of Directors

The Board is collectively responsible for providing leadership of the Group within a framework of prudent and effective controls and constructively challenges and helps to develop and communicate the Group’s strategic aims.

The Board is currently comprised of five non-executive directors. The Board has determined that Edward Hyams, Peter Sermol, and Shimi Shah are independent in accordance with the listing rules of NASDAQ. All directors are given regular access to the Company’s operations and personnel as and when required. Their biographies on pages 18 to 20 illustrate their relevant corporate and industry experience to bring judgement on issues of strategy, performance, resources and standards of conduct which are vital to the success of the Group.

The Board considers the overall strategic direction, development and control of the Group and reviews trading performance, investment opportunities and other matters of significance to the Group. Various decisions require Board approval, including but not limited to the approval of the annual budget, larger capital expenditure proposals, acquisitions and disposals. Board papers, which are distributed to all directors in advance of each meeting, follow a set agenda although further subjects are added for discussion as the need arises.

The Board is scheduled to meet normally no less than six times per year to enable the Board to discharge its duties effectively and to consider those matters which specifically require Board review and decision. In addition, meetings are also convened on an adhoc basis when there is urgent or delegated business which cannot wait until the next scheduled meeting.

The following table sets out the number of meetings of the Board, excluding ad hoc meetings, and its committees during the year ended 31 March 2018 and the attendance of the members at those meetings (attended/eligible to attend):

	Board	Audit Committee	Remuneration Committee	Nomination Committee
Kevin Chin	9 / 11 *	8/8	5/5	1/1
Gary Hui	7 / 11	N/A	N/A	N/A
Edward Hyams	11 / 11	10/10	5/5	1/1
Peter Sermol	11 / 11	10/10	5/5	1/1
Shimi Shah	4 / 4	2/ 2	N/A	N/A
Carl Weatherly-White	1 / 1	N/A	N/A	N/A
Philip Comberg	5 / 5	N/A	N/A	N/A

* Kevin Chin was recused from one board meeting and could not attend the other due to a medical emergency.

Audit Committee

The Audit Committee is comprised of the three independent directors, with Shimi Shah serving as Chairman, and meets at least three times a year. Prior to 28 December 2017, Kevin Chin was a member of the Audit Committee, serving as Chairman, along with Edward Hyams and Peter Sermol. The Chief Executive Officer and Chief Financial Officer are generally in attendance in a non-voting capacity to provide detailed reports and deal with any queries which arise.

Page | 24

Corporate Governance (continued)

An invitation is also extended to the auditors to attend meetings of the Audit Committee in order to discuss issues relating to the audit and financial control of the Group. The auditors also have direct access, should they so require, to the Audit Committee. The Audit Committee has responsibility within the terms of reference for, among other things, the planning and review of the Group’s annual and interim financial statements, the supervision of its auditors in the review of such financial statements and the review and monitoring of their independence.

The Audit Committee focuses particularly on the Group’s compliance with legal requirements and accounting standards, and on ensuring that effective systems for internal financial control are maintained. The ultimate responsibility for reviewing and approving the report and interim statements

Remuneration Committee

The Remuneration Committee comprises three independent directors, with Edward Hyams serving as Chairman. Prior to 28 December 2017, Kevin Chin was a member of the Remuneration Committee, serving as Chairman, along with Edward Hyams and Peter Sermol. Board members are invited to join but only Remuneration Committee members may vote. The Remuneration Committee meets at least twice a year and has the responsibility for determining, within the agreed terms of reference, the Group’s policy on the remuneration of senior executives.

Nominations Committee

The Nominations Committee consists of three independent board members with Peter Sermol serving as Chairman. Prior to 28 December 2017, Kevin Chin was a member of the Nominations Committee, serving as Chairman, along with Edward Hyams and Peter Sermol. The Nominations Committee identifies, evaluates and selects candidates for Board positions, ensures appropriate succession planning and reviews annually the composition and the size of the Board. In considering the appointment of a new director, the Nominations Committee considers and defines the characteristics, qualities, skills and experience that it considers would complement the overall balance and composition of the Board.

Internal Control

The Board oversees management’s activities in relation to the systems of internal control. Management has responsibility for maintaining the Group’s system of internal control and for reviewing its effectiveness. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve the Group’s strategic business objectives and can only provide reasonable assurance against material misstatement or loss.

The key elements of the system of internal control are:

Control environment

There is sufficient segregation of duties and authorisation controls on approval of customer and supplier contracts, recruitment of staff, approval of purchases and payment of suppliers.

Financial reporting

The Senior management has regular meetings to discuss all aspects of the business and review financial performance against budget and provides a monthly summary report to the Board. The Group has a sustainable system of financial reporting and forecasting covering profits, assets, liabilities, cash flow and capital expenditure. The systems include regular monitoring of cash, monthly reporting of financial results. Budgets and business plans are prepared annually and reviewed by the Board.

Page | 25

Corporate Governance (continued)

Capital investment

For any significant investment, a detailed proposal is first approved by the Company’s Investment Committee. then by the board of directors of VivoPower International Services Limited (“Services Board”). Any major investment is always approved by the Board or the Services Board. The Company’s Investment Committee process contains five stages to ensure the Company has an explicit understanding of a portfolio’s purpose, objective and a clear definition of success in determining whether the portfolio achieves that purpose and meets that objective. The five stages include:

(i)	Completion of a Lead Qualification Form to provide a project overview, indicative returns, capital required, risks, timeline and areas to consider in future diligence;

(ii)	First Investment Committee Meeting (‘IC1’) to provide a comprehensive summary of the project including detailed legal, technical, financial information and risks;

(iii)	Second Investment Committee Meeting (‘IC2’) which includes everything in IC1 plus summary of transaction documentation and update on diligence;

(iv)	Board approval to fund the project, and formally recommend that project executes transaction documentation; and,

(v)	Board approval to execute the transaction documentation.

Communications with Shareholders

The Company encourages two-way communications with shareholders. The Board endeavors to maintain good relationships with its institutional shareholders by holding regular meetings after results are published with further dialogue as requested.

The Company’s Annual General Meeting will be held on 20 August 2018 at the Company’s registered office. The notice of the meeting is sent to shareholders at least 21 days before the Annual General Meeting. The directors are available for questions both formally during the meeting and informally afterwards.

This annual report and financial statements together with the Notice of Annual General Meeting and other information regarding the Group may be viewed on the Company’s website at www.vivopower.com.

Page | 26

Directors’ Remuneration Report

This report has been prepared in accordance with the provisions of the United Kingdom Companies Act 2006 and Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended in 2013).

Statement by the Chairman of the Remuneration Committee

On behalf of the Remuneration Committee (the "Committee"), I am pleased to present the Remuneration Report for the year ended 31 March 2018.

The Committee is comprised of Shimi Shah, Edward Hyams, and Peter Sermol, each of whom the Board has determined is independent. Shimi Shah joined the Committee on 28 December 2017; prior to that, Kevin Chin was a member of the Committee.

The Committee has a written charter, a form of which is available free of charge on VivoPower’s website at www.vivopower.com. The remuneration committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•	Setting the remuneration policy for all executive directors and executive officers, including pension rights and any compensation payments;

•	Reviewing the appropriateness and relevance of the remuneration policy;

•	Determining total individual compensation packages;

•	Reviewing and designing share incentive and share option plans, determining awards thereunder and administering such plans;

•	Approving design of and targets for performance-related pay schemes;

•	Determining pension arrangements;

•	Appointing compensation consultants;

•	Approving contractual appointment terms for directors and senior executives; and,

•	Related duties.

The Company’s objective with respect to remuneration of directors is to attract and retain high-calibre individuals who are able to bring an appropriately senior level of experience and judgement to bear on issues of strategy, performance, resources and standard of conduct.

No changes are proposed to the Directors Remuneration Policy for Executive and Non-Executive Directors as approved by shareholders on 5 September 2017.

The Company's Annual Report on Remuneration, disclosing the compensation paid to directors in respect of the year ended 31 March 2018, is provided on pages 28-33 of this Annual Report.

Edward Hyams

Chair of the Remuneration Committee

18 July 2018

Page | 27

Directors’ Remuneration Report (continued)

Annual Report on Remuneration

Executive Directors

The amount earned by each of the Executive Directors for the period ended 31 March 2018 is set out in the table below:

	Salary		Benefits		Bonus		LTIP		Pension		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Phillip Comberg	£275,491	£315,000	£11,020	£12,600	NIL	£630,000	NIL	NIL	£27,549	£31,500	£314,060	£989,100
Carl Weatherley-White	£68,673	N/A	£1,477	N/A	NIL	N/A	NIL	N/A	NIL	N/A	£70,151	N/A

Phillip Comberg, former Chief Executive Officer, was appointed as a Director 1 May 2016 and served until his resignation on 4 October 2017. The terms of his compensation were as disclosed in the Annual Report and Accounts for the year ended 31 March 2017. He was not entitled to any bonus or termination of services payments as a result of his resignation. See Legal Proceedings in the Directors Report on page 20 for further details.

Carl Weatherley-White, Chief Executive Officer, was appointed to the Board on 04 October 2017 and resigned as a director on 28 December 2017, remaining as Chief Executive Officer. The information presented reflects his compensation for only the period of time he served as a Director.

Details of amounts included in the single total figure for the year ended 31 March 2018

Benefits

The following benefits were available to the Executive Directors during the year ended 31 March 2018:

●	Private Medical

●	Participation in a directors' and officers' indemnification insurance policy

Annual bonus and long-term incentive awards

No Annual Bonus was payable or long-term incentive awards vested during the year ending 31 March 2018.

Retirement benefits

As more fully described below, during the year ending 31 March 2018 in lieu of retirement benefits the Company paid £27,549 to Philip Comberg for payment into his personal pension plan.

Total pension entitlements

Under the terms of the Service Agreement entered into with Philip Comberg, in lieu of pension contributions, the Company paid to Philip Comberg an amount equal to 10% of his annual salary in monthly instalments. This amount was then paid by Philip Comberg into his personal pension.

Scheme interests awarded in the year ended 31 March 2018

No equity interests were granted to the Executive Directors in the year ended 31 March 2018.

Page | 28

Directors’ Remuneration Report (continued)

Non-Executive Directors

The amount earned by each Director for the year ended 31 March 2018 and 14 months ended 31 March 2017 is set out in the table below:

	Salary and fees	Bonuses	Benefits	2018 Total	2017 Total
Kevin Chin	£195,000	-	-	£195,000	£200,000
Gary Hui	£126,636	-	-	£126,636	£72,992
Edward Hyams	£53,000	-	-	£53,000	£27,667
Peter Sermol	£113,000	-	-	£113,000	£19,477
Shimi Shah	£15,000	-	-	£15,000	-

Kevin Chin receives £165,000 per annum for being Chairman of the Board plus a further £30,000 for being Chairman of each of the Audit, Nomination and Remuneration Committees for the portion of the year he served in this capacity. Kevin Chin was officially appointed as a Non-Executive Director on 1 August 2016 and prior to this date he acted for the benefit of the Company through his role as the Executive Chairman and CEO of Arowana International from the date of incorporation (i.e. 1 February 2016). The amount presented in the table above for 2017 reflects the amount earned by Kevin Chin over the period 1 February 2016 to 31 March 2017.

Gary Hui was appointed as a Non-Executive Director on 1 August 2016. Prior to this date he acted for the benefit of the Company through his role as the CIO of Arowana International from the 1 July 2016. Gary Hui receives £48,000 per annum for being a Non-Executive Director. In addition to director fees, Gary Hui is also paid an annual salary of US$360,000, of which $260,000 is recharged to Arowana International Limited. The retained cost of £78,636 (US$100,000) is paid in compensation for additional work undertaken on behalf of the Company, including his role on the investment committee.

Edward Hyams was appointed as a Non-Executive Director on 29 July 2016 and commenced that role from 2 November 2016. Edward Hyams receives £48,000 per annum for being a Non-Executive Director and an additional £5,000 per annum for being a member of the Nomination, Audit and Remuneration Committees.

Peter Sermol was appointed as a Non-Executive Director on 1 August 2016 and commenced that role from 21 December 2016. Peter Sermol receives £48,000 per annum for being a Non-Executive Director and an additional £5,000 per annum for being a member of the Nomination, Audit and Remuneration Committees. In accordance with the Directors Remuneration Policy, Peter Sermol was also paid a one-time fee of £60,000 in the year ended 31 March 2018 as additional compensation for foregone opportunities at the time he joined the Board.

Shimi Shah was appointed as a Non-Executive Director on 28 December 2017 and commenced that role on the same date. Shimi Shah receives £48,000 per annum for being a Non-Executive Director and an additional £4,000 per annum per committee for being a member of the Nomination, Audit and Remuneration Committees.

Other payments to Directors in the year ended 31 March 2018

Payments to past Directors for loss of office

No payments were made to any past director during the year, or in connection with a director's loss of office during the year.

Page | 29

Directors’ Remuneration Report (continued)

Director’s Interests

The Directors beneficial interest in the 13,557,376 issued ordinary shares of the Company as at 31 March 2018 are detailed below.

		Outstanding scheme interests, at 31 March 2018
	Number of Shares Beneficially Owned	Unvested scheme interests (not subject to performance measures)	Vested but unexercised scheme interests	Total shares subject to outstanding scheme interests	Total of all share interests and outstanding scheme interests, at 31 March 2018	Percentage of Outstanding Shares
Kevin Chin (1) (2)	1,266,531	-	-	-	1,266,531	9.3%
Gary Hui (3)	325,045	-	-	-	325,045	2.4%
Edward Hyams	-	-	-	-	-	-
Peter Sermol	-	-	-	-	-	-
Shimi Shah	-	-	-	-	-	-
Philip Comberg	-	-	-	-	-	-
Carl Weatherley-White	13,610	-	-	-	13,610	0.0%

(1)	Represents shares held by Borneo Capital Pty Limited and The Panaga Group Trust, of which Mr. Chin is a beneficiary and one of the directors of the corporate trustee of such fund.
(2)	Does not include shares held by Arowana International Limited, of which Mr. Chin is a director.
(3)	Shares are held by Beira Corp., of which Mr. Hui is a director.

Minimum shareholding requirements

The Company currently does not have any applicable shareholding guidelines. The Remuneration Committee reserves the right to implement shareholding guidelines. If shareholding guidelines are implemented, these will be disclosed in the relevant Annual Report on Remuneration.

Comparison to Company Performance

Performance graph and table and comparison to CEO pay

The following graph shows total shareholder return for the Company for the period from its listing on 29 December 2016 to 31 March 2018, relative to the Nasdaq Composite Index. The Nasdaq Composite Index is considered an appropriate comparator for VivoPower:

Page | 30

Directors’ Remuneration Report (continued)

The following table shows details of the compensation paid to the individual(s) in the role of CEO:

	Single figure of remuneration		Bonus as % of maximum		LTIP as % of maximum
	2018	2017	2018	2017	2018	2017
Phillip Comberg	£314,060	£989,100	0%	64%	0%	0%
Carl Weatherley-White	£146,904	N/A	0%	N/A	0%	N/A

Phillip Comberg resigned as Chief Executive Officer and a Director on 4 October 2017. The information presented reflects his compensation for the period from 1 April 2017 to 4 October 2017.

Carl Weatherley-White was appointed as Chief Executive Officer and a Director on 04 October 2017 and resigned as a Director on 28 December 2017, remaining as Chief Executive Officer. The information presented reflects his compensation for the period of his tenure as CEO, from 04 October 2017 to 31 March 2018.

Relative importance of pay

The table below shows the total pay for all of the Group's employees compared to other key financial indicators.

	Year ending 31 March 2018	Period ending 31 March 2017
Employee remuneration (USD)	14,929,000	7,072,309
Distributions to shareholders (USD)	NIL	NIL

Implementation of Remuneration Policy

Executive Directors

Base Salary

The Committee will set an Executive Director’s base salary in line with the remuneration policy approved by the shareholders on 5 September 2017. The Committee intends to keep any base salary under review and will consider whether the amount and terms on which base salary is payable is appropriate given the Company's economic position and wider market conditions. Any changes to base salary will be compliant with the remuneration policy outlined above and will be disclosed in the Remuneration Report for the relevant financial year.

Benefits

The Committee will provide an Executive Director with benefits in line with the remuneration policy approved by the shareholders on 5 September 2017. The Committee intends to keep benefits under review and will consider whether the amount and terms on which benefits are payable are appropriate given the Company's economic position and wider market conditions. Any changes to benefits will be compliant with the remuneration policy and will be disclosed in the Remuneration Report for the relevant financial year.

Annual bonus

The annual bonus for an Executive Director will include a mixture of financial and personal metrics. The performance criteria attaching to bonuses will be disclosed retrospectively provided that commercial sensitivity is no longer an issue. It is expected that retrospective disclosure will be made in the notes to the single total figure table of the 2019 Annual Report on Remuneration. The maximum level of award that may be received by an Executive Director under his annual bonus for the year ending 31 March 2019 has been set at 150% of base salary.

Page | 31

Directors’ Remuneration Report (continued)

Equity incentive plan

The performance-based elements of the equity incentive plan award made to an Executive Director will include a mixture of financial metrics. The performance criteria attaching to the award will be disclosed retrospectively provided that commercial sensitivity is no longer an issue. It is expected that retrospective disclosure of performance criteria for any awards granted under the equity incentive plan in the year ending 31 March 2019 will be made in the notes to the single total figure table of the 2022 Annual Report on Remuneration.

The maximum level of award that may be received by an Executive Director under the Equity Incentive Plan is currently expected to be 100% of base salary as outlined in the remuneration policy approved by shareholders on 5 September 2017.

Retirement benefits

The Committee will provide retirement benefits in line with the remuneration policy approved by shareholders on 5 September 2017. The Committee intends to keep the value of retirement benefits under review and will consider whether the amount and terms on which the sum is payable are payable are appropriate given the Company's economic position and wider market conditions. Any changes to the sum will be compliant with the remuneration policy outlined above and will be disclosed in the Remuneration Report for the relevant financial year.

Non-Executive Directors

Cash Compensation

The Committee will pay annual retainers to non-executive directors in line with the remuneration policy approved by shareholders on 5 September 2017. The Committee intends to keep the value of annual retainers under review and will consider from time to time whether the amount and terms on which retainers are payable are appropriate given the Company's economic position and wider market conditions. Any changes to retainers will be compliant with the remuneration policy and will be disclosed in the Remuneration Report for the relevant financial year.

Directors receive an annual retainer for service on the Board, with supplementary retainers payable for additional Board responsibilities, as follows:

Annual retainer for Board membership	£ 48,000
Annual retainer for the Chairman of the Board	£165,000
Additional annual retainer for the committee members	Agreed Individually

The fee levels are reviewed on an annual basis, and may be increased by the Company taking into account factors such as the time commitment of the role and market levels in companies of comparable size and complexity. Fees may be amended before any annual review to reflect any changes to the Director’s role or Board committee memberships which occur during the period or when making a new appointment.

New Directors may also be eligible for a one-time fee of £6,000 or such higher amounts as the Company determines, based on market conditions, the proposed New Directors’ skills and experience and the Company's circumstances.

Equity Compensation

There is currently no equity plan in place for Non-Executive Directors. The Committee may determine to implement a plan for Non-Executive Directors, which plan would be subject to any applicable approval requirements. Details of such a plan would be disclosed in the Remuneration Report for the relevant financial year.

Page | 32

Directors’ Remuneration Report (continued)

Benefits

The Committee will provide benefits to Non-Executive directors in line with the remuneration policy approved by shareholders on 5 September 2017. The Committee intends to keep the value of benefits under review and will consider whether the amount and terms on which benefits are provided are appropriate given the Company's economic position and wider market conditions. Any changes to benefits will be compliant with the remuneration policy outlined above and will be disclosed in the Remuneration Report for the relevant financial year.

Consideration of Matters Relating to Directors’ Remuneration

Remuneration Committee

The members of the Committee during the period and their attendance at meetings of the Committee, are set out below:

Attendance
Kevin Chin	5/5
Edward Hyams	5/5
Peter Sermol	5/5
Shimi Shah	0/0

No Non-Executive Directors are involved in deciding their own remuneration.

The Committee retained Pearl Meyer to advise the Committee on various matters, including the Equity Incentive Plan. Pearl Meyer is a signatory to the Remuneration Consultants' Code of Conduct. The Committee has reviewed the operating processes in place at Pearl Meyer and is satisfied that the advice it receives is independent and objective.

Herbert Smith Freehills LLP and Winston & Strawn LLP provide the Company with legal advice. Advice from Herbert Smith Freehills LLP and Winston & Strawn LLP is made available to the Remuneration Committee, where it relates to matters within its remit.

Statement of voting at general meeting

The Directors' Remuneration Policy for the year ended 31 March 2017 was approved by shareholders at the Annual General Meeting held on 5 September 2017. The resolution to approve the remuneration policy was approved by 99.0% of voting shareholders, with 0.8% voting against the resolution and 0.2% of votes not cast.

The Annual Report on Remuneration for the year ended 31 March 2017 was approved by shareholders at the Annual General Meeting held on 5 September 2017. The resolution to approve the report was approved by 95.4% of voting shareholders, with 0.0% voting against the resolution and 4.6% of votes not cast.

The Remuneration Report was approved by a duly authorised Committee of the Board of Directors on 18 July 2018 and signed on its behalf by:

Edward Hyams

Chair of the Remuneration Committee

18 July 2018

Page | 33

Independent Auditor’s Report to the Members of VivoPower International PLC

Opinion

We have audited the financial statements of VivoPower International PLC (the parent company) and its subsidiaries (the group) for the year ended 31 March 2018 which comprise the Group and Parent Company Statements of Financial Position, the Group Statement of Comprehensive Income, the Group Statements of Cash Flows, the Group and Parent Company Statements of Changes in Equity, Statement of Cash Flow, and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

In our opinion:

•

the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 31 March 2018 and of the Group’s and the parent company’s loss for the period then ended;

•

the group’s and parent company’s financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and, for the parent company, as applied in accordance with the provisions of the Companies Act 2006; and,

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006; and, as regards the group financial statements, Article 4 of the IAS Regulation.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group and parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions related to going concern

We have nothing to report in respect of the following matters in relation to which the ISAs (UK) require us to report to you where:

•	the directors’ use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or,

•

the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group’s or the parent company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

Our application of materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole to be $1.4 million. This was calculated by allocating a percentage factor to various financial measures, including revenue (1%), gross assets (2%), net assets (5%) and profit before tax (5%).

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $1.05 million as well as misstatements that, in our view, warranted reporting for qualitative reasons.

Page | 34

Independent Auditor’s Report to the Members of VivoPower International PLC

On overview of the scope of our audit

As part of designing our audit, we determined materiality, as above, and assessed the risk of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates. We also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

The accounting records of all US and Australian undertakings were audited by Component auditors, under the oversight of us as Parent Company auditors in accordance with International Standard on Auditing 600, based upon Component materiality and risk to the Group.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How the scope of our audit responded to the key audit matter
Carrying value of intangible assets

The Group carries a material amount of goodwill and separately identifiable intangible assets following the acquisitions of VivoPower Pty Limited, and Aevitas O Holdings Limited in the period ended 31 March 2017. These fall under IFRS 3 “Business Combinations” and as such a Purchase Price Allocation (“PPA”) exercise was performed in 2018 during the year to identify the separately identifiable intangible assets acquired. As a result the following risks may arise:

● ● ●

We corroborated accounting entries in respect of acquired and revalued assets and liabilities to PPA work performed by independent and competent experts. We also assessed the independence and competence of these experts.

We reviewed the key PPA assumptions and estimates applied.

We reviewed the Group’s forecast cash flows for each acquisition made in the prior year and Management’s associated impairment reviews.  We assessed the appropriateness of the forecasts having regard to post year end management information and our understanding of each business.

● ●

Intangible assets including goodwill arising on acquisition may not have been identified, valued or disclosed correctly.

Goodwill must be tested for impairment on at least an annual basis whilst other intangible assets are assessed for indicators of impairment. The determination of recoverable amount, being the higher of value in use and fair value less disposal costs, requires judgement by Management in identifying and then valuing the cash generating units. Recoverable amounts are based on Management’s assessment of key variables and the most appropriate discount rate.

● ● ● ● ●

We performed testing of the mathematical accuracy of the cash flow models and ensured each of the key assumptions were appropriately reflected.

We critically assessed the key assumptions in management’s value in use calculations used to determine the recoverable amounts of goodwill and separately identifiable intangible assets.

We performed sensitivity analysis on the headroom to changes in key assumptions.

We reviewed the appropriateness of the related disclosures in note 13 of the financial statements

An impairment of $10.5m was recognised in respect of Goodwill that had arisen on the acquisition of VivoPower Pty Limited.

Page | 35

Independent Auditor’s Report to the Members of VivoPower International PLC

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information. Our opinion on the group and parent company financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

•

the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements financial statements; and,

•	the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements

Matters on which we are required to report by exception

In light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Directors’ Report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of Directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the group and parent company financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the group and parent company financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Page | 36

Independent Auditor’s Report to the Members of VivoPower International PLC

Auditors responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: http://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Alistair Roberts (Senior Statutory Auditor) For and on behalf of PKF Littlejohn LLP Statutory auditor	1 Westferry Circus Canary Wharf London, UK, E14 4HD

18 July 2018

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Consolidated Statement of Comprehensive Income

for the year ended 31 March 2018

(USD in thousands, except per share amounts)

	Note	2018	2017 *
Revenue	4	33,647	32,250
Cost of sales		(28,524)	(4,977)
Gross profit		5,123	27,273
General and administrative expenses		(12,814)	(9,595)
Gain on sale of assets	5	1,356	-
Depreciation of property, plant and equipment	12	(420)	(103)
Amortisation of intangible assets	13	(840)	(548)
Operating (loss)/profit	6	(7,595)	17,027
Restructuring costs	7	(1,873)	-
Impairment of assets	8	(10,191)	-
Impairment of goodwill	13	(11,092)	-
Transaction costs		-	(5,800)
Finance income	10	9	13
Finance expense	10	(3,395)	(602)
(Loss)/profit before income tax		(34,137)	10,638
Income tax expense	11	6,258	(5,338)
(Loss)/profit for the year		(27,879)	5,300

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Currency translation differences recognised directly in equity		222	599
Total comprehensive (loss)/income for the year		(27,657)	5,899

Earnings per share
Basic	24	(2.06)	0.81
Diluted	24	(2.06)	0.81

* Comparative results are for the 14-month period ended 31 March 2017.

Page | 38

Consolidated Statement of Financial Position

for the year ended 31 March 2018

(USD in thousands, except per share amounts)

	Note	2018	2017
ASSETS
Non-current assets
Property, plant and equipment	12	1,915	2,163
Intangible assets	13	36,402	46,320
Deferred tax assets	11	2,570	2,312
Other receivables		-	1,167
Investments	15	14,147	18,060
Total non-current assets		55,034	70,022
Current assets
Cash and cash equivalents	16	1,939	10,970
Trade and other receivables	17	7,903	19,844
Assets held for sale	8	11,436	-
Total current assets		21,278	30,814
TOTAL ASSETS		76,312	100,836
EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	18	14,082	8,262
Finance lease payable	19	285	145
Provision for income tax	11	103	2,361
Provisions – current	20	2,470	1,339
Loans and borrowings	21	3,670	90
Total current liabilities		20,610	12,197
Non-current liabilities
Loans and borrowings	21	18,092	19,925
Provisions	20	288	237
Deferred tax liabilities	11	26	3,776
Finance lease payable	19	293	95
Total non-current liabilities		18,699	24,033
Total Liabilities		39,309	36,230
Equity
Share capital	22	163	163
Share premium		40,215	40,215
Cumulative translation reserve		821	599
Other reserves	23	18,383	18,329
Retained earnings/(accumulated deficit)		(22,579)	5,300
Total Equity		37,003	64,606
TOTAL EQUITY AND LIABILITIES		76,312	100,836

These financial statements were approved by the Board of Directors on 18 July 2018 and were signed on its behalf by Kevin Chin.

Page | 39

Consolidated Statement of Cash Flow

for the year ended 31 March 2018

(USD in thousands, except per share amounts)

	Note	2018	2017 *
Cash flows from operating activities
(Loss)/profit for the year		(27,879)	5,300
Income tax expense		(6,258)	5,338
Finance income		(9)	-
Finance expense		3,395	600
Transaction costs			5,800
Impairment of goodwill		11,092	-
Impairment of assets		10,191	-
Depreciation of property, plant and equipment		420	103
Amortisation of intangible assets		840	548
Gain on sale of assets		(1,356)	-
Decrease/(increase) in trade and other receivables		11,457	(21,007)
Increase in trade and other payables		5,822	8,260
Increase in provisions		1,182	1,339
Net cash (used in)/from operating activities		8,897	6,281
Cash flows from investing activities
Interest received		9	13
Proceeds on sale of property plant and equipment	5	2,297	-
Purchase of property plant and equipment	12	(1,101)	(97)
Investment in capital projects	15	(17,823)	(18,060)
Cash acquired received from acquisitions		-	1,485
Acquisitions		-	(10,080)
Net cash (used in)/from investing activities		(16,618)	(26,739)
Cash flows from financing activities
Finance lease borrowings	19	519	-
Finance lease repayments	19	(181)	-
Financing agreements	21	2,000	330
Loans from related parties	21	770	19,944
Repayment of bank loan	21	(1,023)	-
Finance expense		(3,395)	-
Funds received from issuing shares		-	167
Costs from listing		-	(11,469)
Funds received from listing		-	22,456
Net cash from/(used in) financing activities		(1,310)	31,428
Net (decrease)/increase in cash and cash equivalents		(9,031)	10,970
Cash and cash equivalents at the beginning of the year	16	10,970	-
Cash and cash equivalents at the end of the year	16	1,939	10,970

* Comparative results are for the 14-month period ended 31 March 2017.

Page | 40

Consolidated Statement of Changes in Equity

for the year ended 31 March 2018

(USD in thousands, except per share amounts)

	Share Capital	Share Premium	Other Reserves	Cumulative Translation Reserve	Retained Earnings (Accumulated Deficit)	Total
At 1 February 2016	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	599	5,300	5,899
Redenomination of share capital	(4)	-	-	-	-	(4)
Issue of new shares	167	40,215	-	-	-	40,382
Equity instruments	-	-	25,072	-	-	25,072
Capital raising costs	-	-	9,722)	-	-	(9,722)
Share option reserve	-	-	3,713	-	-	3,713
Purchase of shares	-	-	(592)	-	-	(592)
Other reserves	-	-	(142)	-	-	(142)
	163	40,215	18,329	599	5,300	64,606
At 31 March 2017	163	40,215	18,329	599	5,300	64,606
Total comprehensive loss for the year	-	-	-	222	(27,879)	(27,657)
Other reserves	-	-	54	-	-	54
	-	-	54	222	(27,879)	(27,603)
At 31 March 2018	163	40,215	18,383	821	(22,579)	37,003

For further information on “Other Reserves” please see note 2.

Page | 41

Notes to the Financial Statements

for the year ended 31 March 2018

1.	Reporting entity

VivoPower International PLC (“VivoPower” or the “Company”) is a public company limited by shares and incorporated under the laws of England and Wales and domiciled in the United Kingdom. The address of the Company’s registered office is 91 Wimpole Street, Marylebone, London, W1G 0EF United Kingdom. The consolidated financial statements of the Company as at and for the year ended 31 March 2018 comprise the financial statements of the Company and its subsidiaries (together referred to as the ‘Group’ and individually as ‘Group entities’. The ultimate parent company into which these results are consolidated is Arowana International Limited.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1	Basis of preparation

VivoPower International PLC consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements with adopted IFRS requires the use of critical accounting estimates. It also requires the management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The financial statements have been prepared on a going concern basis, as the directors believe the Company will be able to meet its liabilities as they fall due.

During the year ended 31 March 2018, the Company undertook a strategic restructuring of its business which aimed at a $3.4 million annual reduction in general and administrative expenses going forward. In addition, subsequent to year-end the Company raised $11.4 million of cash by sale of its minority equity investments in the North Carolina projects, as disclosed in note 8, $2.0 million of which was used to repay the current financing agreement disclosed in note 21. The Company’s power services business represented by the Aevitas Group produced $2.4 million EBITDA for the year ended 31 March 2018 and is expected to continue to perform at or above this level. The Company is also engaged in a financing initiative within the Aevitas Group which is expected to provide an additional $2.3 million of working capital. These actions provide sufficient cash to support business operations and meet obligations as they become due through July 2019.

In order to develop the portfolio of solar projects within Innovative Solar Ventures I, LLC joint venture, as disclosed in note 15, the Company will have to seek project specific financing which would be secured and supported by the development assets within the joint venture. This is a normal part of the solar development business and the Company is confident that there are investors and capital available in the market to accomplish planned development.

To ensure success of the business, the directors have prepared and reviewed additional plans to mitigate any cash flow risk that may arise during the next twelve months. These actions include the implementation of further operational cost reductions, renegotiation of the terms of repayment of the related party loan of $19.0 million disclosed in note 21, and a further sale of assets as required.

Page | 42

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Based on the foregoing, the directors believe that the Company is well placed to manage its business risk successfully, despite some current economic and political uncertainty. The directors therefore have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they have continued to adopt the going concern basis in preparing these financial statements.

Comparative results presented are for the 14-month period from formation to 31 March 2017. All financial information presented in US dollars has been rounded to the nearest thousand.

2.2	Basis of consolidation

The consolidated financial statements include those of VivoPower International PLC and all of its subsidiary undertakings.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. The results of the subsidiaries acquired are included in the consolidated Statement of Comprehensive Income from the date of acquisition using the same accounting policies of those of the Group. All business combinations are accounted for using the purchase method.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group balances and transactions, including any unrealised income and expense arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity invested investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2.3	Intangible assets

All intangible assets, except goodwill, are stated at fair value less accumulated amortisation and any accumulated impairment losses. Goodwill is not amortised and is stated at cost less any accumulated impairment losses.

Goodwill

Goodwill arose on the effective acquisition of VivoPower Pty Limited and the Aevitas Group Limited (“Aevitas”). Goodwill is reviewed annually to test for impairment.

Other intangible assets

Intangible assets acquired through a business combination are initially measured at fair value and then amortised over their useful economic lives.

In the prior year, the Group took advantage of the provisions of IFRS 3 in accounting for the business combinations arising from the acquisitions of Aevitas O Holdings Pty Limited and VivoPower Pty Limited whereby the financial statements recognised the Directors' best estimate of the individual allocation of goodwill and other separately identifiable assets acquired. The purchase price allocation exercise was completed in the current year and revaluations reflected as disclosed in Note 13.

Amortisation is calculated on a straight-line basis to write down the assets over their useful economic lives at the following rates:

Customer relationships – 7 years

Trade names – 14 years

Favourable supply contracts – 5 years

Databases – 5 years

Page | 43

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

2.4	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and the costs directly attributable to bringing the asset into use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted as separate items (major components) of property, plant and equipment.

Depreciation is calculated on a straight-line basis so as to write down the assets to their estimated residual value over their useful economic lives at the following rates:

Computer equipment - 3 years

Fixtures and fittings - 3 years

Motor vehicles – 5 years

Plant & equipment – 3.5 to 10 years

Leasehold improvements – 20 to 40 years

2.5	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The consideration transferred in a business combination is the fair value at the acquisition date of the assets transferred and the liabilities incurred by the Group and includes the fair value of any contingent consideration arrangement. Acquisition-related costs are recognised in the income statement as incurred.

2.6	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are initially recognised as property, plant and equipment at an amount equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments at the inception of the lease, and then depreciated over their useful economic lives.

Lease payments are apportioned between the repayment of capital and interest. The capital element of future lease payments is included in the Statement of Financial Position as a liability. Interest is charged to the Statement of Comprehensive Income so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to the Statement of Comprehensive Income on a straight-line basis over the lease term. Operating leases incentives are recognised as a reduction in the rental expense over the lease term.

2.7	Impairment of non-financial assets

Goodwill is allocated to cash-generating units for the purposes of impairment testing. The recoverable amount of the cash-generating unit (‘CGU’) to which the goodwill relates is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.

Page | 44

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

In an impairment test the recoverable amount of the cash-generating unit or asset is estimated in order to determine the existence or extent of any impairment loss. The recoverable amount is the higher of fair value less costs to sell and the value in use to the Group. An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount. In determining a cash-generating unit’s or asset’s value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows. All impairment losses are recognised in the Statement of Comprehensive Income.

An impairment loss in respect of goodwill is not reversed. In the case of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. These impairment losses are reversed if there has been any change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent so that the asset’s carrying amount does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.8	Financial instruments

Financial assets and liabilities are recognised in the Group’s Statement of Financial Position when the Group becomes a party to the contracted provision of the instrument. The following policies for financial instruments have been applied in the preparation of the consolidated financial statements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — quoted (unadjusted) market prices in active markets for identical assets or liabilities;

●	Level 2 — valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

●	Level 3 — valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Cash and cash equivalents

For the purpose of preparation of the Statement of Cash Flow, cash and cash equivalents includes cash at bank and in hand.

Bank borrowings

Interest-bearing bank loans are recorded at the proceeds received. Direct issue costs paid on the establishment of loan facilities are recognised over the term of the loan on a straight-line basis. The initial payment is taken to the Statement of Financial Position and then amortised over the full-length of the facility.

Trade and other receivables

Trade and other receivables are stated at amounts receivable less any allowance for the expected future issue of credit notes and for non-recoverability due to credit risk.

Page | 45

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Trade payables

Trade payables are non-interest bearing and are stated at their amortised cost.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased as equity by the Company the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity, and excluded from the number of shares in issue when calculating earnings per share.

2.9	Taxation

Income tax expense comprises current and deferred tax.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is provided on temporary timing differences that arise between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding tax values. Liabilities are recorded on all temporary differences except in respect of initial recognition of goodwill and in respect of investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that it will not reverse in the foreseeable future. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be offset. Deferred tax is measured on an undiscounted basis using the tax rates and laws that have been enacted or substantively enacted by the end of the accounting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, they relate to income taxes levied by the same tax authority and the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Current and deferred tax are recognised in the Statement of Comprehensive Income, except when the tax relates to items charged or credited directly to equity, in which case it is dealt with directly in equity.

2.10	Provisions

Provisions are recognised when the Group has a present obligation because of a past event, it is probable that the Group will be required to settle that obligation, and it can be measured reliably.

Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the date of Statement of Financial Position.

Where the time value of money is material, provisions are measured at the present value of expenditures expected to be paid in settlement.

Page | 46

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

2.11	Earnings per share

The Group presents basic and diluted earnings per share [EPS] data for ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares, excluding the shares held as treasury shares. Currently there are no diluting effects on EPS for ordinary shares, therefore, diluted EPS is the same as basic EPS.

2.12	Foreign currencies

The Company’s functional and presentational currency is the US dollar. Items included in the separate financial statements of each Group entity are measured in the functional currency of that entity. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates of exchange prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates of exchange prevailing at the end of the reporting period.

Exchange gains and losses arising are charged to the Statement of Comprehensive Income within finance income or expenses. The Statement of Comprehensive and Statement of Financial Position of foreign entities are translated into US dollars on consolidation at the average rates for the period and the rates prevailing at the end of the reporting period respectively. Exchange gains and losses arising on the translation of the Group’s net investment foreign entities are recognised as a separate component of shareholders’ equity.

Foreign currency denominated share capital and related share premium and reserve accounts are recorded at the historical exchange rate at the time the shares were issued or the equity created.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of discounts, value-added tax, other sales related taxes, and after the elimination of sales within the Group.

Revenue comprises development revenues, electrical installations, electrical servicing and maintenance and generator sales.

The Company adopted IFRS 15 “Revenue from Contracts with Customers” with effect from the date of incorporation.

The Group has a number of different revenue streams and the key components in determining the correct recognition are as follows:

Development revenue, which is revenue generated from development services relating to the building and construction of solar projects, is recognised on a percentage completion basis as the value is accrued by the end user over the life of the contract. The periodic recognition is calculated through weekly project progress reports.

Aevitas revenue for small jobs and those completed in a limited timeframe are recognised when the job is complete. On longer term projects revenue is recognised on a percentage completion basis. The projects have defined milestones which determines the timing of the billing to the customers. The achievement of the milestones then also provides an accurate indication of how much of the project is complete.

Page | 47

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

2.14	Employee benefits

Pension

The employer pension contributions are associated with defined contribution schemes. The costs are therefore recognised in the month in which the contribution is incurred, which is consistent with recognition of payroll expenses.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount because of past service provided by the employee and the obligation can be reliably measured.

Short-term compensated absences

A liability for short-term compensated absences, such as holiday, is recognised for the amount the Group may be required to pay because of the unused entitlement that has accumulated at the end of the reporting period.

2.15	Restructuring costs

Restructuring costs are by nature one-time incurrences and do not represent the normal trading activities of the business and accordingly are disclosed separately on the consolidated statement of comprehensive income in accordance with IAS 1 in order to draw them to the attention of the reader of the financial statements. Restructuring costs are defined in accordance with IAS 37 as being related to sale or termination of a line of business, closure of business locations, changes in management structure, or fundamental reorganisations.

2.16	New standards, amendments and interpretations not yet adopted

During the current year, the Group adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 April 2017. The Group is assessing the impact on the financial statements of these adoptions.

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements:

•	IFRS 2 ‘Amendments: Classification and Measurement of Share-based payment transactions’ – effective for annual periods on or after 1 January 2018;

•	IFRS 9: ‘Financial Instruments’ – effective for annual periods on or after 1 January 2018;

•	IFRS 16: ‘Leases’ – effective for annual periods on or after 1 January 2019;

•	IFRIC 22: ‘Foreign Currency Transactions and Advance Consideration’ – effective for annual periods on or after 1 January 2018; and,

•	IFRIC 23: ‘Uncertainty over Income Tax Treatments’ – effective for annual periods on or after 1 January 2019.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Page | 48

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

3.	Critical accounting judgements and estimates

In preparing the consolidated financial statements, the directors are required to make judgements in applying the Group’s accounting policies and in making estimates and making assumptions about the future. These estimates could have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the future financial periods. The critical judgements that have been made in arriving at the amounts recognised in the consolidated financial statements are discussed below.

3.1	IFRS 10 – Consolidated Financial Statements

The objective of the standard is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The Group has assessed whether it controls project companies in which the Group has an interest.

The Group assessed control by reviewing, first, whether the Group had power over the entity, secondly, had exposure, or rights, to variable returns from its involvement with the project, and finally, whether it had the ability to use its power over the investee to affect the amount of the project’s returns.

On assessing the three criteria, all of which must exist, the Group concluded that it did not in fact have control and elected not to consolidate the project companies into the consolidated financial statements of the Group.

3.2	Impairment of non-financial assets

The carrying values of property, plant and equipment, investments and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired.   Goodwill is tested annually for impairment or when events or changes to circumstances indicate that it might be impaired.

As further disclosed in note 8, subsequent to year-end, two investments were sold for less than carrying values at 31 March 2018, indicating an impairment. Accordingly, an impairment was recorded at 31 March 2018 to reflect to the net realisable value based on the sale proceeds.

During the year ended 31 March 2018, two impairments of goodwill were recorded. To assess impairment, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time-value of money and risks specific to the related cash-generating unit. Judgement was applied in making estimates and assumptions about the future cash flows, including the appropriateness of discounts rates applied, as further disclosed in note 13.

3.3	Operating profit/(loss)

In preparing the consolidated financial statements of the Group, judgement was applied with respect to those items which are presented on consolidated statement of comprehensive income as included within operating profit/(loss). Those revenues and expenses which are determined to be specifically related to the on-going operating activities of the business are included within operating profit. Expenses or charges to earnings which are not related to operating activities, are one-time costs determined to be not representative of the normal trading activities of the business, or that arise from revaluation of assets, are reported below operating profit/(loss).

Page | 49

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

3.4	Transaction related costs

The transaction related costs were incurred by the business in preparation for the entry onto Nasdaq. The costs incurred were recharged costs from Arowana International Limited including legal, accounting and professional fees in relation to our operations in the United States. The costs by nature are one-off, and therefore, have no bearing on the financial performance of the business. To enable comparability in future periods the costs are disclosed separately on the face on the Statement of Comprehensive Income.

3.5	Income taxes

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of the income tax assets and liabilities will be recorded in the period in which such determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the consolidated Statement of Financial Position.

3.6	Share option reserve

As part of the Initial Public Offering Listing, VivoPower issued an amended and restated unit purchase option (UPO) replacing the options issued by Arowana Inc. The options are viewed as a share-based award granted to Early Bird Capital. The cost of the award is recognised directly in equity and is applied against capital raising costs. As the option holder has the right to receive shares in VivoPower international PLC the share-based payment transaction would be equity settled. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently. As the options have no vesting conditions the related expense is recognised immediately.

3.7	Convertible preference shares and loan notes

As part of the IPO listing process VivoPower International PLC acquired Aevitas. The instruments previously issued by Aevitas were restructured to become convertible into VivoPower International PLC shares. The company considered IAS 32 paragraph 16 in determining the accounting treatment. The Company has determined the instruments to be treated as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued must be fixed for the instrument to be classified as equity. Both elements are satisfied within the instruments.

4	Revenue and segmental information

The Group determines and presents operating segments based on the information that is provided internally to the Board of Directors, which is the Group’s chief operating decision maker.

The Group considers that it has three reportable segments: Solar Development, Power Services, and Corporate Office. Solar Development is the development, construction, financing and operation of solar power generating plants in the U.S. and Australia. Power Services is represented by Aevitas operating in Australia and operations focus on the design, supply, installation and maintenance of power and control systems. Corporate Office is all United Kingdom based corporate functions.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including any revenues and expenses that relate to the transactions with any of the Group’s other components. Operating segments results are reviewed regularly by the Board of Directors to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

Page | 50

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated to a segment on a reasonable basis.

4.1	Revenue

Revenue by geographic location is follows:

(US dollars in thousands)	2018	2017
United States	1,622	24,945
Australia	31,985	5,705
United Kingdom	-	1,600
Total revenue	33,647	32,250

Revenue by product and service is follows:

(US dollars in thousands)	2018	2017
Development fees	828	24,555
Electrical products and related services	31,631	5,615
Other revenue	1,188	2.080
Total revenue	33,647	32,250

No more than 10% of the revenue relates to one customer (2017: 40.3%).

4.2	Operating segments

a)	Segment results of operations

Results of operations for the year ended 31 March by reportable segment are as follows:

2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	1,840	31,807	-	33,647
Costs of sales	(1,042)	(27,482)	-	(28,524)
Gross profit	798	4,325	-	5,123
General and administrative expenses	(6,468)	(2,173)	(4,173)	(12,814)
Gain on sale of assets	1,143	213	-	1,356
Depreciation and amortisation	(19)	(1,233)	(8)	(1,260)
Operating profit	(4,546)	1,132	(4,181)	(7,595)
Restructuring costs	(964)	(335)	(574)	(1,873)
Impairment of assets	(10,191)	-	-	(10,191)
Impairment of goodwill	(11,092)	-	-	(11,092)
Transaction costs	-	-	-	-
Finance expense - net	(400)	(1,283)	(1,703)	(3,386)
(Loss)/profit before taxation	(27,193)	(486)	(6,458)	(34,137)
Income tax expense	6,291	(85)	52	6,258
(Loss)/profit for the year	(20,902)	(571)	(6,406)	(27,879)

Page | 51

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Revenue	26,636	5,614	-	32,250
Costs of sales	(29)	(4,948)	-	(4,977)
Gross profit	26,607	666	-	27,273
General and administrative expenses	(4,544)	(598)	(4,453)	(9,595)
Gain on sale of assets	-	-	-	-
Depreciation and amortisation	(4)	(646)	(1)	(651)
Operating profit	22,059	(578)	(4,454)	17,027
Restructuring costs	-	-	-	-
Impairment of assets	-	-	-	-
Impairment of goodwill	-	-	-	-
Transaction costs	-	-	(5,800)	(5,800)
Finance expense - net	(174)	(363)	(52)	(589)
Profit/(loss) before taxation	21,885	(941)	(10,306)	10,638
Income tax expense	(6,078)	294	446	(5,338)
Profit/(loss) for the year	15,807	(647)	(9,860)	5,300

b)	Segment net assets

Net assets as at March 31 by reportable segment are as follows:

2018 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Assets	41,270	34,421	621	76,312
Liabilities	(11,101)	(6,473)	(21,735)	(39,309)
Net assets	30,169	27,948	(21,114)	37,003

2017 (US dollars in thousands)	Solar Development	Power Services	Corporate Office	Total
Assets	42,235	24,268	34,333	100,836
Liabilities	(27,858)	(4,620)	(3,752)	(36,230)
Net assets	14,377	19,648	30,581	64,606

5.	Gain on sale of assets

The gain on sale of assets for the year-ended 31 March 2018 totalling $1.3 million arose on the sale of the Amaroo solar project in Australia ($1.1 million gain) and sale of disposal of property & equipment assets by the Aevitas business ($0.2 million gain).

The proceeds on sale of the Amaroo solar project purchase price was $2.0 million for plant and equipment assets with a net book value $0.9 million. The proceeds of sale were applied to repay a related bank loan from ANZ Bank with an outstanding balance of principal and interest on the transaction date of $1.0 million.

The Aevitas gain on sale of assets of $0.2 million is comprised of numerous small sales of surplus vehicles as part of on-going fleet upgrade and renewal and sale of scrap materials.

Page | 52

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

6.	Operating Profit

Operating profit is stated after charging:

(US dollars in thousands)	2018	2017
Amortisation of intangible assets	840	548
Depreciation of property, plant and equipment	420	103
Operating lease costs – land and buildings	304	174
Gain/(loss) on foreign exchange	59	-
Auditors’ remuneration – audit fees	414	246
Auditors’ remuneration – audit related services	-	57
Auditors’ remuneration – tax services	13	-
Directors emoluments	1,131	1,705
Gain/(loss) on disposal of assets	1,356	-

Auditors’ remuneration – audit related services for the year ended 31 March 2017 represents costs incurred for the review of the Company’s registration statement by Marcum LLP.

7.	Restructuring costs

(US dollars in thousands)	2018	2017
Corporate restructuring – workforce reduction	734	-
Corporate restructuring – professional fees	566	-
Corporate restructuring – terminated projects	573	-
Total	1,873	-

Restructuring costs by nature are one-time incurrences, and therefore, do not represent normal trading activities of the business. These costs are disclosed separately in order to draw them to the attention of the reader of the financial information and enable comparability in future periods.

During the year, the Board undertook a strategic restructuring of our business to align operations, personnel, and business development activities to focus on a fewer number of areas of activity. Associated with this restructuring was the departure of a number of employees and contractors from the business. The workforce reduction cost represents the total salary, benefit, severance, and contract costs paid in the year or accruing to these individuals in the future for which no services will be rendered to the Company. Professional fees represent legal fees incurred to resolve certain disputes related to some of these separations. Terminated projects are the costs incurred for business development of specific solar development projects in South America and Australia for which the decision was made not to proceed for economic reasons.

8.	Impairment of assets and assets held for sale

Subsequent to 31 March 2018, the Company entered into an agreement to sell the 14.5% and 10% equity interests in two North Carolina solar project investments to the majority investor at the fair market value of these projects. The proceeds of sale, net of transaction costs, are $11.4 million. At 31 March 2018, the Company’s investment in these investments totalled $21.6 million and accordingly, an impairment of $10.2 million was recorded and the remaining net realisable value of $11.4 million reclassified to current assets as an asset held for sale. These investments were previously recorded as investments, as more fully disclosed in note 15.

Page | 53

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

9.	Staff numbers and costs

The average number of employees (including directors) during the year was:

	2018	2017
Sales and Business Development	9	4
Central Services & Management	37	11
Production	148	23
Total	194	38

Their aggregate remuneration costs comprised:

(US dollars in thousands)	2018	2017
Salaries, wages and incentives	11,857	5,707
Social security costs	2,457	398
Pension contributions	278	196
Short-term compensated absences	337	403
Total	14,929	6,704

Directors’ emoluments were $1130,570 (2017: $1,704,809) of which the highest paid director received $407,682 (2017: $1,297,504). Director emoluments include employer social security costs.

Key Management Personnel:

(US dollars in thousands)	2018	2017
Salaries, wages and incentives	2,281	3,014
Social security costs	217	194
Pension contributions	64	39
Short-term compensated absences	13	101
Total	2,575	3,348

Key management personnel are those below the Board level that have a significant impact on the operations of the business. The number of key management personnel, including directors for the year ended 31 March 2018 was 11 (2017: 11).

10.	Finance income and expense

(US dollars in thousands)	2018	2017

Finance income
Interest received	9	-
Foreign exchange gains	-	13
Total	9	13

Finance expense
Related party loan interest payable	1,636	171
Convertible loan notes and preference shares interest payable	1,220	358
Financing agreement finance cost payable	217	-
Finance lease interest payable	55	-
Bank interest payable	17	37
Foreign exchange losses	93	-
Other finance costs	157	36
Total	3,395	602

Page | 54

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

11.	Income tax expenses

The tax charge comprises:

(US dollars in thousands)	2018	2017
Current tax
UK corporation tax	(29)	-
Foreign tax	2,279	(2,361)
Total current tax	2,250	(2,361)

Deferred tax
Current year
UK corporation tax	(370)	451
Foreign tax	4,378	(3,428)
Total deferred tax	4,008	(2,977)

Total tax recovery/(charge) on profit on ordinary activities	6,258	(5,338)

The difference between the total tax charge and the amount calculated by applying the weighted average corporation tax rate applicable to each of the tax jurisdictions in which the Group operates to the profit before tax is shown below.

(US dollars in thousands)	2018	2017
(Loss)/profit on ordinary activities before tax	(34,137)	10,638
Tax on group (loss)/profit on ordinary activities at the weighted average corporation tax rate of 23% (2017: UK standard corporation tax rate of 20%)	7,772	(2,131)
Effects of:
Expenses that are not deductible in determining taxable profits	(3,872)	(73)
Release of prior year current tax provision	2,358	-
Tax rates of subsidiaries operating in other jurisdictions	-	(3,108)
Change in tax rates	-	(26)
Total tax recovery/(charge) for the year recognised in the Consolidated Statement of Comprehensive Income	6,258	(5,338)

11.1	Deferred tax

(US dollars in thousands)	2018	2017
Deferred tax assets	2,570	2,312
Deferred tax liabilities	(26)	(3,776)
Net deferred tax asset/(liability)	2,544	(1,464)

These assets and liabilities are analysed as follows:

Deferred tax assets	Tax losses	Other timing differences	Total
1 April 2017	2,312	-	2,312
Credit/(charged) to comprehensive income	(727)	985	258
31 March 2018	1,585	985	2,570

Page | 55

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Deferred tax liabilities	Accelerated allowances	Other timing differences	Total
1 April 2017	(13)	(3,763)	(3,776)
Credit/(charged) to comprehensive income	5	3,745	3,750
31 March 2018	(8)	(18)	(26)

Deferred tax has been recognised in the current period using the tax rates applicable to each of the tax jurisdictions in which the Group operates. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities.

12.	Property, plant and equipment

(US dollars in thousands)	Computer Equipment	Motor Vehicles	Plant & Equipment	Leasehold improvement	Fixtures and Fittings	Total
Cost
At 1 April 2017	525	1,632	1,892	156	11	4,216
Foreign exchange	3	10	12	1	-	26
Additions	121	437	537	4	2	1,101
Disposals	(7)	(82)	(921)	-	-	(1,010)
At 31 March 2018	642	1,997	1,520	161	13	4,333

Depreciation
At 1 April 2017	327	1,027	650	41	8	2,053
Foreign exchange	2	6	4	-	-	12
Charge for the year	97	203	107	12	1	420
Disposals	(4)	(63)	-	-	-	(67)
At 31 March 2018	422	1,173	761	53	9	2,418

Net book value
At 1 April 2017	198	605	1,242	115	3	2,163
At 31 March 2018	220	824	759	108	4	1,915

The Group has $0.6 (2017: $0.3) million of assets held under finance lease. Details of the liabilities are shown in note 19.

13.	Intangible Assets

(US dollars in thousands)	2018	2017

Goodwill	24,482	30,393
Other intangible assets	11,920	15,927
Carrying value at 31 March	36,402	46,320

Page | 56

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

(a)	Goodwill

Goodwill arose on the purchase of Aevitas O Holdings Limited and VivoPower Pty Limited on 29 December 2016.

(US dollars in thousands)	2018	2017
As at 1 April	30,393	-
Revaluations	3,597	-
Goodwill previously not recognised	627
Impairment	(11,092)
Reclassifications	138	-
Additions	-	30,024
Foreign exchange	819	369
Carrying value at 31 March	24,482	30,393

The carrying amounts of goodwill by Cash Generating Unit (“CGU”) are as follows:

(US dollars in thousands)	2018	2017
Aevitas O Holdings Limited	13,949	9,800
VivoPower Pty Limited	10,533	20,593
Total	24,482	30,393

In the prior year, the Group took advantage of the provisions of IFRS 3 in accounting for the business combinations arising from the acquisitions of Aevitas O Holdings Pty Limited and VivoPower Pty Limited whereby the financial statements recognised the Directors' best estimate of the individual allocation of goodwill and other separately identifiable assets acquired. The purchase price allocation exercise was completed in the current year and gave rise to a $3.6 million revaluation of goodwill and corresponding decrease intangible assets as noted below.

The Group conducts impairment tests on the carrying value of goodwill annually, or more frequently if there are any indications that goodwill might be impaired. The recoverable amount of the Cash Generating Unit (“CGU”) to which goodwill has been allocated are determined from value in use calculations. The key assumptions in the calculations are the discount rates applied, expected operating margin levels and long-term growth rates. Management estimates discount rates that reflect the current market assessments while margins and growth rates are based upon approved budgets and related projections.

The Group prepares cash flow forecasts using the approved budgets for the coming financial year and management projections for the following two years. Cash flows are also projected for subsequent years as management believe that the investment is held for the long term. These budgets and projections reflect management’s view of the expected market conditions and the position of the CGU’s products and services within those markets.

As a result of the impairment review as at 31 March 2018, an impairment charge of $10.5 million was recorded against the goodwill that arose on the acquisition of VivoPower Pty Limited in the previous year. The recoverable amount was determined based on the present value of estimated future cash flows discounted at 12.1% for cash flows budgeted for the year ended 31 March 2019 and 15.1% for forecast cash flows thereafter. The Group’s strategic shift in Australia to the development of medium-to-large scale behind-the-meter and utility-scale solar PV projects, away from our previous strategy of acquiring small developed roof-mounted solar projects from third-party developers to sell to long term owners, while expected to be more profitable in the longer-term, presents a higher degree of execution risk in the short-term as suitable opportunities need to be identified, secured and developed. In addition, the Company’s cost of capital and expected return from such projects has increased as limited capital is prioritized to the best opportunities.

Page | 57

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

In addition, an impairment charge of $0.6 million was recorded on the first-time consolidation of three Philippine-based controlled entities. VivoPower Singapore Pte Ltd, a wholly-owned subsidiary, has control over three Philippines-based subsidiaries, V.V.P. Holdings Inc., VivoPower Philippines Inc., and VivoPower RE Solutions Inc. These entities have not been previously consolidated on the basis of materiality. As the activity within these entities has continued to increase, it was deemed appropriate to consolidate them with effect from 1 April 2018. Upon initial consolidation, the Group recognized negative net assets of $0.6 million which resulted in a corresponding amount of goodwill on acquisition. This goodwill was immediately deemed impaired and the impact of the provision is included in the Consolidated Statement of Comprehensive Income for the year ended 31 March 2018.

The CGU represented by Aevitas was assessed to have a value in excess of its respective carrying value and hence no additional adjustments to goodwill were considered necessary. Key assumptions used in the assessment of the Aevitas were:

●	the discount rate was based on the weighted average cost of capital of 9.2% (2017: 8.3%); and,

●	no sensitivity analysis is provided as the Company expects no foreseeable changes in the assumptions that would result in impairment of the goodwill.

(b)	Other Intangible assets

(US dollars in thousands)	Customer Relationships	Trade Names	Favourable Supply Contracts	Databases	Other	Total
Cost
At 1 April 2017	9.953	2,488	2,488	734	812	16,475
Foreign exchange	139	63	126	4	-	332
Revaluation	(4,293)	129	1,963	(584)	(812)	(3,597)
Additions	-	-	-	-	98	98
At 31 March 2018	5,799	2,680	4,577	154	98	13,308

Amortisation
At 1 April 2017	347	43	122	36	-	548
Amortisation	330	194	284	32	-	840
At 31 March 2018	677	237	406	68	-	1,388

Net book value
At 1 April 2017	9,606	2,445	2,366	698	812	15,927
At 31 March 2018	5,122	2,443	4,171	86	98	11,920

Page | 58

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

14.	Investment in subsidiaries

The principal operating undertakings in which the Group’s interest at the year-end is more than 20% are as follows:

Subsidiary undertakings	Percentage of ordinary shares held	Registered address
VivoPower International Services Limited	100%	3rd Floor 37 Esplanade, St Helier, Jersey, JE2 3QA
VivoPower International Holdings Limited	100%	91 Wimpole Street, London, England, UK W1G 0EF
VivoPower USA LLC	100%
VivoRex LLC	100%
VivoPower US-NC-31, LLC	100%	251 Little Falls Drive, Wilmington, DE, USA 19808
VivoPower US-NC-47, LLC	100%
VivoPower (USA) Development, LLC	100%
VivoPower Pty Limited	100%
Aevitas O Holdings Pty Limited	100%
Aevitas Group Limited	99.9%
Aevitas Holdings Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
Electrical Engineering Group Pty Limited	100%
JA Martin Electrical Limited	100%
Kenshaw Electrical Pty Limited	100%
VivoPower WA Pty Limited	100%
VVP Project 1 Pty Limited	100%
VVP Project 2 Pty Limited	100%
Amaroo Solar Tco Pty Limited	100%
Amaroo Solar Hco Pty Limited	100%
Amaroo Solar Fco Pty Limited	100%	153 Walker St, North Sydney NSW, Australia 2060
Amaroo Solar Pty Limited	100%
SC Tco Pty Limited	100%
SC Hco Pty Limited	100%
SC Fco Pty Limited	100%
SC Oco Pty Limited	100%
ACN 613885224 Pty Limited	100%
Juice Capital Fund 1 Pty Limited	100%
VivoPower Singapore Pte Limited	100%	36, UOB Plaza 1, 80 Raffles Place, Singapore 048624
V.V.P. Holdings Inc.	40%	Unit 10A, Net Lima Building, 5th Avenue cor. 26th Street, E-Square Zone, Crescent Park West, Bonifacio Global City, Taguig, Metro Manila
VivoPower Philippines Inc.	64%
VivoPower RE Solutions Inc.	64%
Innovative Solar Ventures I, LLC	50%	251 Little Falls Drive, Wilmington, DE, USA 19808

The Philippine entities above, listed as Associates, are under the control of VivoPower Singapore Pte Limited, and therefore are consolidated into the consolidated financials of VivoPower International PLC. This is in line with IFRS 10 [7] where it satisfies all three criteria to determine whether control exists.

Page | 59

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

15.	Investments

(US dollars in thousands)	% Owned	2018	2017
Innovative Solar Ventures I, LLC	50%	14,147	-
US-NC-31 Sponsor Partner, LLC	14.45%	-	10,529
US-NC-47 Sponsor Partner, LLC	10%	-	7,531
Total		14,147	18,060

In April 2017, the Company entered into a 50% joint venture with an early-stage solar development company, Innovative Solar Systems, LLC, to develop a diversified portfolio of 38 utility-scale solar projects in 9 different states, representing a total electricity generating capacity of approximately 1.8 gigawatts, through an investment entity called Innovative Solar Ventures I, LLC (the “ISS Joint Venture”). This investment is accounted for under the equity method.

Under the terms of the agreement, the Company committed to invest $14.9 million, which was recorded in full at the outset and offset by a corresponding current obligation payable. The investment balance at 31 March 2018, has been reduced by a $0.7 million commission credit described below.

Under the terms of the ISS Joint Venture agreement the Company committed to invest $14.9 million for a 50% equity interest in the portfolio of 38 projects, an amount which included $0.8 million in potential brokerage commissions that have not been required and which have been credited towards the Company’s commitment. In addition, an initial capital contribution of $0.5 million was made by a top-tier U.S.-based EPC firm, in consideration for a right to provide certain engineering services related to the ISS Joint Venture portfolio projects. The $14.9 million investment is allocated to each of the 38 projects based on monthly capital contributions determined with reference to completion of specific project development milestones under an approved development budget for the ISS Joint Venture. The Company contributed to the ISS Joint Venture an additional $12.4 million of the $14.9 million commitment over the course of the year ended 31 March 2018, which after giving effect to the payment by the EPC firm and a proportionate amount of the commission credit, left a remaining capital commitment at 31 March 2018, of $1.3 million, which is recorded in trade and other payables.

The table below provides summarised financial information for the ISS Joint Venture. The information disclosed reflects the amounts presented in the financial statements of ISS Joint Venture, amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy. The summarised financial information for the ISS Joint Venture does not represent the Company’s share of those amounts.

(US dollars in thousands)	2018	2017
Current assets	1,373	-
Non-current assets	26,921	-
Net assets	28,294	-

No summarised statement of comprehensive income has been presented as there were no movements in comprehensive income in the year (2017: nil).

Page | 60

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Reconciliation to carrying amounts:

(US dollars in thousands)	2018	2017
Opening net assets	-	-
Initial investment	29,808	-
Commission credit	(1,514)	-
Net assets	28,294	-
VivoPower share in %	50%	-
VivoPower share in $ (US dollars in thousands)	14,147

During the year ended 31 March 2017, the Company developed its first two major solar projects, located in North Carolina, United States, known as NC-31 and NC-47 (together the “NC Projects”). The Company acquired these projects on 14 June 2016 and 29 August 2016, respectively. On 29 July 2016 and 25 October 2016, and prior to commencement of construction, third-party investors acquired the majority of these projects, with the Company retaining a 14.5% and 10.0% non-controlling equity interest in NC-31 and NC-47, respectively (“Residual Interests”). The Company invested $18.1 million in the year ended 31 March 2017, and an additional $3.5 million in the year ended 31 March 2018, for a total cost of $21.6 million related to the Residual Interests. Subsequent to 31 March 2018, the Company sold the Residual Interests to the majority investor and accordingly have reclassified the investment to current assets as asset held for sale, as more fully disclosed in note 8.

16.	Cash and cash equivalents

(US dollars in thousands)	2018	2017
Cash at bank and in hand	1,939	10,970

The credit ratings of the counterparties with which cash was held are detailed in the table below.

(US dollars in thousands)	2018	2017
A-1+	830	2,341
A-1	969	8,161
A-2	140	468
Total	1,939	10,970

17.	Trade and other receivables

(US dollars in thousands)	2018	2017
Current receivables
Trade receivables	5,333	5,248
Accrued income	120	13,183
Prepayments	391	563
Other receivables	2,059	722
Related party receivable	-	128
Total	7,903	19,844

Non-current receivables
Loan due from associate	-	549
Other receivables	-	618
Total	-	1,167

Page | 61

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Analysis of trade receivables:

(US dollars in thousands)	2018	2017
Trade and other receivables	5,335	5,250
Less: credit note provision	(2)	(2)
Total	5,333	5,248

The maximum exposure to credit risk for trade receivables by geographic region was:

(US dollars in thousands)	2018	2017
USA	129
United Kingdom	12	1,600
Australia	5,192	3,648
Total	5,333	5,248

The aging of the trade receivables, net of provisions is:

(US dollars in thousands)	2018	2017
0-90 days	5,326	5,092
Greater than 90 days	7	156
Total	5,333	5,248

18.	Trade and other payables

(US dollars in thousands)	2018	2017
Trade payables	5,644	2,158
Accruals	3,008	1,297
Related party payable	-	1,445
Treasury shares (see note 25 for further details)	-	592
Payroll liabilities	504	1,972
Sales tax payable	310	412
Deferred income	1,544	305
Other creditors	3,072	81
Total	14,082	8,262

19.	Obligations under finance leases

(US dollars in thousands)	Minimum lease payments:		Present value of minimum lease payments
	2018	2017	2018	2017
Amounts payable under finance leases:
Less than one year	291	165	285	145
Later than one year but not more than five	327	107	293	95
	618	272	578	240
Future finance charges	(40)	(32)	-	-
Total obligations under finance lease	578	240	-	-

Page | 62

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

20.	Provisions

(US dollars in thousands)	2018	2017
Current provisions
Employee and contractor termination	616	-
Onerous contract	380	-
Employee entitlements	1,474	1,339

Non-current provisions
Employee entitlements	288	237
Total	2,758	1,576

The employee and contractor termination provision represents severance and contract termination costs associated with employees and contractors who departed the business as a result of the restructuring more fully disclosed in note 7.

The onerous contract provision recognizes the loss associated with a contract to sell Solar Renewable Energy Certificates purchased from the NC-47 project at a loss until April 21, 2022.

Employee entitlements include long term leave and vacation provisions.

(US dollars in thousands)	Employee Entitlements	Employee Termination	Contractor Termination	Onerous Contract	Total
At 1 April 2016	-	-	-	-	-
Acquired through business combinations	1,576	-	-	-	1,576
At 31 March 2017	1,576	--	-	-	1,576
Charged/(credited) to profit or loss
Additional provisions recognised	186	32	584	380	1,182
At 31 March 2018	1,762	32	584	380	2,758

21.	Loans and borrowings

(US dollars in thousands)	2018	2017
Current liabilities
Financing agreement	2,000	-
Related party loan	1,670	-
Bank loan	-	90
Non-current liabilities
Bank loan	-	933
Related party loan	18,092	18,992
Total	21,762	20,015

The financing agreement represents a short-term loan from SolarTide, LLC, an affiliate of DEPCOM Power, which was made in January 2018, subject to a loan fee of $0.3m, interest at 12%, and was repaid in May 2018.

The related party loans in current liabilities are with Arowana International Limited. A $0.8 million was made in March 2018, bears interest at 8.5%, and was repaid in April 2018. The remaining $0.9 million is the current portion of the non-current related party loan described below.

Page | 63

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

The bank loan was due to ANZ Bank and was repaid in February 2018 on sale of the related Amaroo solar project. The loan was repayable over an 11.5-year period at a monthly repayment amount of approximately $7,500 per month for 138 months.

The non-current related party loan of $18.1 million loan is the non-current portion of a $19 million loan from Arowana International Limited, which bears interest at 8.5% paid monthly in arrears, and is repayable in twelve equal monthly instalments of $75,000 beginning April 2018, with the remainder repayable in 36 equal monthly instalments thereafter.

22.	Called up share capital

	2018	2017
Allotted, called up and fully paid
Ordinary shares of $0.012 each as at 31 March	$162,689	$162,689

Number allotted
Ordinary shares of $0.012 each	13,557,376	13,557,376

No. of shares
At 1 April 2017	13,557,376
Issue of new shares	-
At 31 March 2018	13,557,376

23.	Other reserves

(US dollars in thousands)	2018	2017

Equity instruments	25.072	25,072
Share option reserve	3,713	3,713
Capital raising costs	(9,722)	(9,722)
Treasury shares (see note 25)	(592)	(592)
Foreign exchange	(88)	(142)
Total	18,383	18,329

Equity instruments are convertible preference shares and convertible loan notes in Aevitas Group Limited (“Aevitas Group”) which must convert to shares of VivoPower at $10.20 per share no later than 30 June 2021. The Company has classified these instruments as equity under the “fixed-for-fixed” rule meaning that both the amount of consideration received/receivable and the number of equity instruments to be issued is fixed.

There are 2,473,367 convertible preference shares outstanding with a face value of AU$3.00 per share and mature on June 30, 2021. The value held in reserves of AU$9,956,149 represents their face value plus the dividends accrued to 29 December 2016, the date at which they became convertible to VivoPower shares. Convertible preference shares are subordinated to all creditors of Aevitas Group, rank equally amongst themselves, and rank in priority to ordinary shares of Aevitas Group.

There are 2,473,367 convertible loan notes outstanding with a face value of AU$7.00 per share and mature on June 30, 2021. The value held in reserves of AU$22,489,140 represents their face value plus the dividends accrued to 29 December 2016, the date at which they became convertible to VivoPower shares. The convertible loan notes rank equally with the unsecured creditors of Aevitas Group.

Page | 64

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Dividends or interest is payable quarterly in arrears at a rate of 7% on the capitalised value to 29 December 2016. At maturity, or if a trigger event such as a change of control event, listing event or a disposal of substantially all of Aevitas Group has occurred, the Company can choose to redeem the instruments or convert them into VivoPower ordinary shares at a price of US$10.20 per share.

In connection with the acquisition of Aevitas Group, the Company entered into a guarantee of the obligations of Aevitas Group under the terms of the preference shares and loan notes.

The share option reserve represents 828,000 share options granted to Early Bird Capital as part of the initial public share offering. The options entitle the holder to buy VivoPower ordinary shares at US$8.70 at any time before 30 April 2020. The options were accounted for as a share-based award and accordingly, the cost of the award was recognised directly in equity and was applied against capital raising costs. The fair value of the options was determined at the grant date, using the Black Scholes Model, and not remeasured subsequently.

24.	Earnings per share

The earnings and weighted average numbers of ordinary shares used in the calculation of earnings per share are as follows:

(US dollars in thousands)	2018	2017
Profit/(loss) for the year	(27,879)	5,300

Weighted average number of shares in issue (‘000s)	13,557	6,548

Basic earnings/(loss) per share (dollars)	(2.06)	0.81
Diluted earnings/(loss) per share (dollars)	(2.06)	0.81

25.	Treasury shares

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,916, including commission. The shares are being held as treasury shares.

26.	Contingencies

(a) Litigation

On February 26, 2018, the Company’s former Chief Executive Officer, Phillip Comberg, filed a legal claim alleging the Company committed a repudiatory breach of his service agreement in connection with the termination of his employment on October 4, 2017. Mr. Comberg is claiming damages of £615,600 related to the notice period in his service agreement, £540,000 related to shares in the Company he alleges were due to him, and other unquantified amounts related to bonuses and past services fees alleged to be due.

On April 9, 2018, the Company filed a defence and counterclaim, denying the claims asserted by Mr. Comberg and claiming damages in an amount of approximately $27 million plus certain other amounts to be quantified. The Company believes strongly in the merits of its litigation against Mr. Comberg and intends to continue a strong defence and counterclaim.

As the outcome of the litigation is uncertain, very much dependent upon uncertain future determinations by third parties, and the amount of any possible recovery or liability cannot be reliably measured, no provision has been made in these financial statements in respect of this matter.

Page | 65

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

(b) Bank guarantees

The Group has issued bank guarantees totalling $1.0 million to customers to secure performance obligations under power services contracts. These obligations are secured by first charge over the assets of JA Martin PTY Limited.

27.	Operating lease commitments

(US dollars in thousands)	2018	2017
	Property	Property
Commitments under non-cancellable operating leases expiring:
Within one year	144	15
Later than one year and less than five years	160	159

The Group leases several buildings and office facilities. The terms of the leases vary from location to location. The main leases are in New South Wales, Australia and run for a period for a period of 5 years and 1 year. The leases are due to expire in 2019.

28.	Pensions

The Group’s principal pension plan comprises the compulsory Superannuation scheme in Australia, where the Group contributes 9.5%. The pension charge for the year represents contributions payable by the Group which amounted to $900,483 (2017: $196,005) in respect of the Australian scheme. New schemes will be completed for the UK and US during the forthcoming year.

29.	Financial instruments

(US dollars in thousands)	2018	2017
Financial assets
Trade and other receivables	7,512	20,448
Cash and cash equivalents	1,939	10,970
Total	9,451	31,418

Financial Liabilities
Loans and borrowings	21,762	20,015
Trade and other payables	13,268	5,878
Finance leases payable	578	240
Total	35,608	26,133

The amounts disclosed in the above table for trade and other receivables and payables do not agree to the amount reported in the Company’s consolidated statement of financial position as they exclude prepaid expenses, payroll and sale tax payables which are not considered to be financial assets or liabilities.

(a) Financial risk management

The Group’s principal financial instruments are bank balances, cash and medium-term loans. The main purpose of these financial instruments is to manage the Group’s funding and liquidity requirements. The Group also has other financial instruments such as trade receivables and trade payables which arise directly from its operations.

The Group is exposed through its operations to the following financial risks:

●	Liquidity risk

●	Credit risk

Page | 66

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

●	Interest rate risk

●	Foreign currency risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Policy for managing risks is set by the Chief Financial Officer and is implemented by the Group’s finance department. All risks are managed centrally with a tight control of all financial matters.

(b) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group considers that it has no significant liquidity risk. The Group held cash resources of $1.9 (2017: $10.9) million with related party loan of $19.0 (2017: $19.0) million. The ratio of current assets to current liabilities is 1.03 (2017: 2.53:1). The Group manages its liquidity as a whole and ensures that there are sufficient available cash resources for each Group company to operate effectively.

(c) Credit risk

The primary risk arises from the Group’s receivables from customers. The majority of the Group’s customers are long standing and have been a customer of the Group for many years. Losses have occurred infrequently. The Group is mainly exposed to credit risks from credit sales but the Group has no significant concentrations of credit risk and keeps the credit status of customers under review. Credit risks of customers of new customers are reviewed before entering into contracts. The debtor exposure is monitored by Group finance and the local entities review and report their exposure on a monthly basis.

The Group does not consider the exposure to the above risks to be significant and has therefore not presented a sensitivity analysis on the identified risks.

The credit quality of debtors neither past due nor impaired is good. Refer to note 17 for further analysis on trade receivables.

 (d) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk on sales and purchases that are denominated in currencies other than the respective functional currencies of the Group entities to which they relate, primarily with respect to GBP and USD, but also between USD and AUD.

The Group’s investments in overseas subsidiaries are not hedged as those currency positions are either USD denominated and/or considered to be long-term in nature.

The Group is exposed to foreign exchange risk on $7.4 million of trade and other receivables denominated in AUD. In addition, the Group is exposed to foreign exchange risk on $6.1 million or trade and other payables, of which $4.9 million is denominated in AUD and $1.2 million in GBP.

The related party loans are denominated in USD, and therefore, foreign currency risk is eliminated.

 (e) Interest rate risk

As a result of the related party loan agreement the Group is exposed to interest rate volatility. However, the interest rate is fixed for the medium term, therefore, the risk is largely mitigated for the near future. The Group will continue to monitor the movements in the wider global economy.

Page | 67

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

30.	Related party transactions

Arowana International Limited is the ultimate controlling party by virtue of its 60.3% shareholding in VivoPower. Kevin Chin, Chairman of VivoPower, is also Chief Executive of Arowana International Limited. During the year, a number of services were provided to the Group from Arowana and its subsidiaries (“Arowana”); the extent of the transactions between the two groups is listed below.

VivoPower is indebted to Arowana via a related party loan on normal commercial terms with interest charged at 8.5% per annum, which was repaid, together with interest, in April 2018. At 31 March 2018 the principal balance due to Arowana by VivoPower under this loan was $770,000 (2017: nil).

 VivoPower is indebted to Arowana via a related party loan on normal commercial terms with interest at 8.5% per annum payable monthly in arrears and principal repayable in equal monthly instalments of $75,000 beginning April 2018, with the remainder repayable in 36 equal monthly instalments thereafter. At 31 March 2018 the principal balance due to Arowana by VivoPower under this loan was $18,992,263 (2017: $18,992,263).

Directors fees for Kevin Chin in the amount of $21,094 per month are charged by Arowana Partners Group Pty Limited. At 31 March 2018 the Company had an account payable to Arowana Partners Group Pty Limited of $42,188 (2017: nil) in respect of these services.

Art Russell, Chief Financial Officer, is employed by Arowana International UK Limited, a subsidiary of Arowana, and seconded to VivoPower; $26,352 per month is charged to the Company for these services. At 31 March 2018 the Company had an account payable of $80,036 (2017: nil) in respect of these services.

Gary Hui, Director, is paid an annual salary of $360,000 by VivoPower, $260,000 of which is recharged to Arowana on a monthly basis, together with related expenses. At 31 March 2018 VivoPower had an account receivable from Arowana of $242,915 (2017: $121,046) in respect of these recharges.

From time to time, costs incurred by Arowana on behalf of VivoPower are recharged to the Company.  During the year ended 31 March 2018, Arowana recharged $1.6 million of third-party fees to VivoPower related to international solar procurement consulting, project evaluations, engineering review and technical validation related to the EPC contract for NC-31, a solar project in North Carolina which was substantially completed on 27 March 2017; the expense has been included in general and administrative expenses. In addition, $202,003 was recharged to the Company related to an abandoned business development project and included in restructuring costs as disclosed in note 7. At 31 March 2018 the Company has a payable to Arowana for both amounts, totalling $1,802,003 (2017: nil).

Kevin Chin or entities controlled by Kevin Chin are investors in ReNu Energy, with whom the Group entered into an alliance agreement and sold the Amaroo solar project for $2.0 million during the year.

Aevitas is indebted to the following subsidiaries of Arowana via their holdings in Aevitas convertible loan notes, which are accounted for as equity instruments within other reserves, as more fully described in note 23, and for which they earned $758,766 of interest during the year ended 31 March 2018. The outstanding amount represents the face value plus interest accrued to 29 December 2016:

●	Arowana Australasian Special Situations 1A Pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 666,666 Aevitas notes held with an outstanding amount of $4,655,366;

●	Arowana Australasian Special Situations 1B Pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 666,666 Aevitas notes held with an outstanding amount of $4,655,366; and,

●	Arowana Australasian Special Situations 1C Pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 666,667 Aevitas notes held with an outstanding amount of $4,655,366.

Page | 68

Notes to the Financial Statements (continued)

for the year ended 31 March 2018

Subsidiaries of Arowana hold the following convertible preferred shares of Aevitas, which are accounted for as equity instruments within other reserves, and for which they earned $325,185 of dividends during the year ended 31 March 2018. The outstanding amount represents the face value plus dividends accrued to 29 December 2016:

●	Arowana Australasian Special Situations 1A Pty Ltd <Arowana Australasian Special Situations Trust 1A A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843;

●	Arowana Australasian Special Situations 1B Pty Ltd <Arowana Australasian Special Situations Trust 1B A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843;

●	Arowana Australasian Special Situations 1C Pty Ltd <Arowana Australasian Special Situations Trust 1C A/C>: 388,889 Aevitas preferred shares held with an outstanding amount of $1,163,843; and,

●	Arowana Australasian Special Situations Fund 1 Pty Limited <Arowana Australasian Special Situation Fund >: 833,333 Aevitas preferred shares held with an outstanding amount of $2,493,948.

Aevitas is indebted to the following entities via their holdings in Aevitas convertible loan notes:

●

The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 notes with an outstanding amount of $31,425 representing face value plus interest accrued to December 31, 2016, and earned interest of $1,707 for the year ended March 31, 2018; and,

●

Sd & K Investments Pty Ltd <Hoskins Family A/C> an entity controlled by Mr Dudley Hoskin holds 43,249 notes with an outstanding amount of $302,010, representing face value plus interest accrued to December 31, 2016, and earned interest of $16,408 for the year ended March 31, 2018.

Aevitas is indebted to the following entities via their holdings in Aevitas convertible preferred shares:

●

The Panaga Group Trust, of which Mr. Kevin Chin is a beneficiary and one of the directors of the corporate trustee of such trust, holds 4,500 shares with an outstanding amount of $13,467 representing face value plus dividends accrued to December 31, 2016, and earned dividends of $732 for the year ended March 31, 2018; and,

●

Sd & K Investments Pty Ltd <Hoskins Family A/C> an entity controlled by Mr Dudley Hoskin holds 43,249 shares with an outstanding amount of $129,433 representing face value plus dividends accrued to December 31, 2016, and earned dividends of $7,032 for the year ended March 31, 2018

31.	Key management personnel compensation

Key management personnel, which are those roles that have a group management aspect to them are included in note 9 to the consolidated financial statements.

32.	Ultimate controlling party

The ultimate controlling party and the results into which these financials are consolidated is Arowana International Limited.

Page | 69

Company Statement of Financial Position

as at 31 March 2018

(US dollars in thousands)	Note	2018	2017
ASSETS
Non-current assets
Investments	3	7,388	17,853
Intercompany loan receivable		25,258	25,072
Total non-current assets		33,646	42,925
Current assets
Cash and cash equivalents		20	439
Other receivables	4	17,257	15,526
Total current assets		17,277	15,965
TOTAL ASSETS		49,923	58,890
EQUITY AND LIABILITIES
Current liabilities
Trade payables		630	245
Accrued expenses and other payables	5	600	870
Total current liabilities		1,230	1,115
Equity
Share capital	6	163	163
Share premium		40,215	40,215
Other reserves	7	18,657	18,471
Retained deficit		(10,342)	(1,074)
Total Equity		48,693	57,775
TOTAL EQUITY AND LIABILITIES		49,923	58,890

Registered number 09978410

As allowed by S408 Companies Act 2006, no profit and loss account is presented in respect of the parent company. The loss for Company after taxation was $9,260,663 (2017: $1,074,396).

These financials were approved by the Board on 18 July 2018 and signed on its behalf by:

Kevin Chin

Chairman

Page | 70

Company Cash Flow Statement

for the year ended 31 March 2018

(US dollars in thousands)	Note	2018	2017 *
Cash flows from operating activities
Loss for the year		(9,261)	(1,074)
Income tax expense		29	-
Finance income		(2)	-
Finance expense		33	-
Impairment of investment	3	10,465	(399)
Increase in trade and other receivables		277	(399)
Increase in trade and other payables		86	1,115
Net cash (used in)/from operating activities		1,627	(358)
Cash flows from investing activities
Interest received		2	-
Investment in subsidiary	3	-	(17,853)
Intercompany loan funding	4	(2,008)	(15,127)
Net cash (used in)/from investing activities		(2,006)	(32,980)
Cash flows from financing activities
Other reserves		(7)	-
Finance expense		(33)	-
Funds received from issuing shares		-	40,378
Costs from listing		-	(6,009)
Issuance treasury shares		-	(592)
Net cash from/(used in) financing activities		(40)	33,777
Net increase in cash and cash equivalents		(419)	439
Cash and cash equivalents at the beginning of the year		439	-
Cash and cash equivalents at the end of the year		20	439

* Comparative results are for the 14-month period ended 31 March 2017.

Page | 71

Company Statement of Changes in Equity

for the period ended 31 March 2018

(US dollars in thousands)	Share Capital	Share Premium	Other Reserves	Retained Deficit	Total
At 1 February 2016	-	-	-	-	-
Total comprehensive income for the year	-	-	-	(1,074)	(1,074)
Redenomination of share capital	(4)	-	-	-	(4)
Issue of new shares	167	40,215	-	-	40,382
Equity instruments	-	-	25,072	-	25,072
Capital raising costs	-	-	(9,722)	-	(9,722)
Share option reserve	-	-	3,713	-	3,713
Purchase of shares	-	-	(592)	-	(592)
Other reserves	-	-	-	-	-
	163	40,215	18,471	(1,074)	57,775
At 31 March 2017	163	40,215	18,471	(1,074)	57,775
Total comprehensive income for the year	-	-	-	(9,261)	(9,261)
Foreign exchange	-	-	186	(7)	179
At 31 March 2018	163	40,215	18,657	(10,342)	48,693

For further information on “Other Reserves” please see note 7 to the Company Financial Statements.

Page | 72

Notes to the Company Financial Statements

for the period ended 31 March 2018

1.	Basis of preparation

VivoPower International PLC company financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), IFRIC interpretations and the Companies Act 2006 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention.

As allowed by S408 Companies Act 2006, no profit and loss account is presented in respect of the parent company.

2.	Accounting policies

(a) Foreign exchange

The Company’s functional and presentational currency is the US dollar. Transactions denominated in foreign currencies are translated into the functional currency of the entity at the rates prevailing at the dates of the individual transactions. Foreign currency monetary assets and liabilities are translated at the rates prevailing at the balance sheet date. Exchange gains and losses arising are charged or credited to the profit and loss account.

(b) Taxation

Deferred taxation is provided in full for material timing differences except where recoverability of a deferred tax is considered to be remote in the foreseeable future. Deferred tax balances are not discounted unless the effects are considered to be material the Company’s results.

(c) Investments

Investments held as non-current assets are shown at cost less provision for impairment.

(d) Related party transactions

Details of the related party transactions can be found in note 30 within the consolidated financial statements.

3.	Investments

(US dollars in thousands)	2018	2017
Shares in group undertakings
Investment in VivoPower International Services Limited	7,388	17,853
Total	7,388	17,853

The details of the principal undertakings in which the Group’s interest at the period-end was more than 20%, all of which are referred to in note 14 in the consolidated financial statements.

As at 31 March 2018, VivoPower International Services Limited (“VISL”) recorded an impairment charge of $10.5 million against goodwill that arose on the acquisition of VivoPower Pty Limited in the previous year, as disclosed in note 13 in the consolidated financial statements. Accordingly, this impairment has been reflected in the Company’s investment in VISL.

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Notes to the Company Financial Statements (continued)

for the period ended 31 March 2018

4.	Other receivables

(US dollars in thousands)	2018	2017
Amounts owed by group undertakings	17,145	15,127
Prepaid expenses	122	399
Total	17,257	15,526

5.	Accrued expenses and other payables

(US dollars in thousands)	2018	2017
Accrued expenses	566	267
Treasury shares	-	592
Payroll tax liabilities	6	4
Other creditors	29	7
Total	600	870

6.	Share capital

(US dollars in thousands)	2018	2017
Allotted, called up and fully paid
Ordinary shares of $0.012 each as at 31 March	$162,689	$162,689

Number allotted
Ordinary shares of $0.012 each	13,557,376	13,557,376

No. of shares
1 April 2017	13,557,376
Issue of new shares	-
At 31 March 2018	13,557,376

The Company issued 13,557,376 ordinary shares at a nominal value of $0.012 during the period ended 31 March 2017.

On 30 March 2017, the Company repurchased 129,805 shares at a price of $4.50 for a total sum of $591,916, including commission. The shares are being held as treasury shares.

7.	Other reserves

(US dollars in thousands)	2018	2017
Equity instruments	25,072	25,072
Capital raising costs	(9,722)	(9,722)
Share option reserve	3,713	3,713
Treasury shares (see note 6)	(592)	(592)
Foreign exchange	186	-
Total	18,657	18,471

Page | 74

Notes to the Company Financial Statements (continued)

for the period ended 31 March 2018

Equity instruments relate to convertible preference shares and convertible loan notes that are exchangeable for shares in VivoPower International PLC. There are 2,473,367 convertible preference shares at an issue price of $3.00 per share. There are 2,473,367 convertible loan notes at an issue price of $7.00 per share. The value held in reserves represents their face value plus the accrued interest to 31 December 2016. Interest is payable quarterly in arrears at a rate of 7% on both instruments.

Share option reserve relates to share options whereby the holder can buy VivoPower International PLC shares at US$8.70 at any time before 30 April 2020. As at 31 March 2018, there were 828,000 options outstanding.

8.	Employees and directors

The company employed no members of staff during the course of the period. Contractual agreements are in place for five non-executive directors to serve on the board of VivoPower International PLC.

See the Directors’ Report in the consolidated financial statements for full details of the directors.

Page | 75

Company Information

ADVISORS

Company Registrars	Legal Advisers

Computershare Inc.,	Herbert Smith Freehills LLP,
250 Royall Street,	Exchange House,
Canton, MA, USA 02021	Primrose Street,
London, UK EC2A 2EG

Correspondence address:	Principal Bankers
Computershare Inc.,	Barclays Bank PLC,
P.O. Box 505000,	Level 16, 1 Churchill Place,
Louisville, KY, USA 40233	Canary Wharf,
London, UK E14 5HP

Independent auditors	Company Secretary

PKF Littlejohn LLP,	First Names Secretaries (GB) Limited,
1 Westferry Circus,	4th Floor, 45 Monmouth Street,
Canary Wharf,	London, UK WC2H 9DG
London, UK E14 4HD

SHAREHOLDER INFORMATION

Country of Incorporation and main countries of operation	Number of Securities in Issue

International PLC is incorporated in England & Wales. The Company operates in the United Kingdom, United States and Australia	As of 18 July 2018, the Company’s VivoPower issued share capital consists of 13,557,376 ordinary shares with a nominal value of $0.012 each. The Company has 129,805 treasury shares.

Company Registration

Registered office: 91 Wimpole Street, London, UK W1G 0EF
Registered in England & Wales
Company number: 09978410

FINANCIAL CALENDAR

Annual General Meeting (“AGM”)

The Company’s AGM will be held at 15:00 on 20 August 2018, at the Company’s headquarters, located at 91 Wimpole Street, Marylebone, London, United Kingdom W1G 0EF.

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